Filed pursuant to General Instruction II.L. of Form F-10

File No. 333-234652

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus supplement, together with the short form base shelf prospectus dated March 14, 2018 to which it relates, as amended or supplemented, and each document deemed to be incorporated by reference into the short form base shelf prospectus, as amended or supplemented, and this prospectus supplement constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this prospectus supplement from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Liminal BioSciences Inc. at 440 Armand-Frappier Blvd., Suite 300, Laval, Quebec H7V 4B4, Canada, telephone (450) 781-0115, and are also available electronically at www.sec.gov/edgar.shtml or www.sedar.com.

PROSPECTUS SUPPLEMENT

To the Short Form Base Shelf Prospectus Dated March 14, 2018

Secondary Offering	November 15, 2019

Liminal BioSciences Inc.

3,287,311 Common Shares

This prospectus supplement (the “Prospectus Supplement”), together with the accompanying short form base shelf prospectus dated March 14, 2018 (the “Shelf Prospectus”), qualifies the distribution of the periodic resale of common shares (“Common Shares”) in the capital of Liminal BioSciences Inc. (the “Company” or “Liminal”) by the Selling Securityholders (as defined under the heading “Selling Securityholders”) during the period that the Shelf Prospectus, including any amendments thereto, remains valid (the “Offering”). This Prospectus Supplement covers resales by the Selling Securityholders, from time to time, of up to 3,287,311 Common Shares in the capital of the Company (the “Registrable Common Shares”). We entered into a registration rights agreement dated April 23, 2019 (the “Registration Rights Agreement”) with each of the Selling Securityholders. We agreed in the Registration Rights Agreement to bear all fees and expenses incident to the registration of the Registrable Common Shares, including fees, charges and disbursements of counsel to the Selling Securityholders. See “Plan of Distribution”.

The Common Shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “LMNL” and on the OTCQX International (the “OTCQX”) under the symbol “PFSCF”. The closing price of the Common Shares on November 14, 2019, the last trading date before the date hereof, was C$7.25 per Common Share on the TSX and US$5.67 per Common Share on the OTCQX. The Common Shares have been approved for listing on the Nasdaq Global Market (the “NASDAQ”) under the symbol “LMNL”.

Investing in our securities involves a high degree of risk. You should carefully read the “Risk Factors” section in this Prospectus Supplement, the accompanying Shelf Prospectus, and the documents incorporated by reference herein and therein, as well as the information under the heading “Cautionary Note Regarding Forward Looking Statements” in this Prospectus Supplement, and consider such notes and information in connection with an investment in any securities.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

This Offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Prospectus Supplement in accordance with the disclosure requirements of Canada. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated herein, if any, have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and may be subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are residents in, or citizens of, the United States may not be described fully herein. See “Material U.S. Federal Income Taxation Considerations” and “Certain Canadian Federal Income Tax Considerations”.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that we are incorporated under the federal laws of Canada, most of our officers and directors and the experts named in this Prospectus Supplement are Canadian residents or residents outside of the United States, and all or a substantial portion of our assets and the assets of our officers, directors and experts are located outside the United States.

The Selling Securityholders may, from time to time, sell, transfer or otherwise dispose of any or all of the Registrable Common Shares or interests in the Registrable Common Shares on any stock exchange, market or trading facility on which the Registrable Common Shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. Prices may vary from purchaser to purchaser during the period of distribution. See “Plan of Distribution”. This Prospectus Supplement has not been filed in respect of, and will not qualify, any distribution of the Registrable Common Shares in any of the provinces or territories of Canada at any time. We will not receive any of the proceeds from the sale or other disposition of the Registrable Common Shares by the Selling Securityholders. The net proceeds received from the sale or other disposition of the Registrable Common Shares by the Selling Securityholders, if any, is unknown. See “Selling Securityholders” for further information.

No underwriter has been involved in the preparation of this Prospectus Supplement or performed any review of the contents of this Prospectus Supplement.

The Company’s head office is located at 440 Armand-Frappier Blvd., Suite 300, Laval, Quebec H7V 4B4, Canada.

Investors should assume that the information appearing in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein is accurate only as of the respective dates of the documents in which such information appears, regardless of the time of delivery of this Prospectus Supplement or of any sale of the Registrable Common Shares.

PROSPECTUS SUPPLEMENT

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Offering and adds to and supplements information contained in the accompanying Shelf Prospectus and the documents incorporated by reference therein. The second part is the Shelf Prospectus, which gives more general information, some of which may not apply to the Registrable Common Shares. This Prospectus Supplement is deemed to be incorporated by reference into the Shelf Prospectus solely for the purpose of this Offering. If information in this Prospectus Supplement is inconsistent with the accompanying Shelf Prospectus or the information incorporated by reference, you should rely on this Prospectus Supplement. You should read both this Prospectus Supplement and the accompanying Shelf Prospectus, together with the additional information about us in the section of this Prospectus Supplement entitled “Where You Can Find More Information”.

You should rely only on the information contained in or incorporated by reference into this Prospectus Supplement and the accompanying Shelf Prospectus. The Company has not authorized anyone to provide you with different information.

The Registrable Common Shares covered hereby may be offered only in the jurisdictions where such offers are permitted and the Registrable Common Shares are not being offered or sold in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated by reference is accurate only as of their respective dates, regardless of the time of delivery of this Prospectus Supplement and the accompanying Shelf Prospectus. Our business, financial condition, results of operations and prospects may have changed since those dates.

This document is part of a “shelf” registration statement on Form F-10 that we filed with the SEC. The shelf registration statement was declared effective by the SEC on November 15, 2019. This Prospectus Supplement does not contain all of the information contained in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You should refer to the registration statement and the exhibits to the registration statement for further information with respect to us and our securities.

Market data and certain industry forecasts used in this Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated by reference in this Prospectus Supplement and the accompanying Shelf Prospectus were obtained from market research, publicly available information and industry publications. We believe that these sources are generally reliable, but the accuracy and completeness of this information is not guaranteed. We have not independently verified such information, and we do not make any representation as to the accuracy of such information.

Unless stated otherwise or if the context otherwise requires, all references to dollar amounts, “$” or “C$” in this Prospectus Supplement are references to Canadian dollars and references to “US$” are to U.S. dollars.

In this Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated by reference herein and therein, unless the context otherwise requires, references to “we”, “us”, “our” or similar terms, as well as references to “Liminal” or the “Company”, refer to Liminal BioSciences Inc., either alone or together with our subsidiaries.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus Supplement, the accompanying Shelf Prospectus, including the documents incorporated by reference herein and therein, contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws. Forward-looking information included in this Prospectus Supplement, accompanying Shelf Prospectus and in the documents incorporated by reference herein and therein may relate to our financial outlook and anticipated events or results and may include information regarding our financial position, business strategy, growth strategies, addressable markets, budgets, operations, financial results, taxes, dividend policy, plans and objectives. Particularly, information regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate is forward-looking information.

In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “does not anticipate”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved” and the negative of these terms and similar terminology. In addition, any statements in this Prospectus Supplement, accompanying Shelf Prospectus or in the documents incorporated by reference herein and therein that refer to expectations, intentions, projections or other characterizations of future events or circumstances, contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances as at the date such statements are made.

The forward-looking information included in this Prospectus Supplement, accompanying Shelf Prospectus and in the documents incorporated by reference herein and therein is based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, conditions and expected future developments, as well as other factors that we believe are appropriate and reasonable in the circumstances as at the date of the forward-looking information. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Certain assumptions in respect of our ability to successfully pursue, and secure sufficient funds and resources to pursue research and development projects to develop, to successfully complete clinical studies in a timely manner, to secure regulatory approval, to manufacture, commercialize value-added pharmaceutical products, and our ability to take advantage of business opportunities in the pharmaceutical industry, reliance on key personnel, collaborative partners and third parties, our patents and proprietary technology, our ability to access capital, the use of certain hazardous materials, the availability and sources of raw materials, currency fluctuations, the value of our intangible assets, negative operating cash flows, legal proceedings, uncertainties related to the regulatory process, general changes in economic conditions and other risks related to Liminal’s industry.

Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such statements were made, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors in the “Risk and Uncertainties Related to Prometic’s Business” section of our Annual Information Form (as defined under the heading “Documents Incorporated by Reference”), as well as those contained in this Prospectus Supplement. Our Annual Information Form is available under our profile on the SEDAR website at www.sedar.com.

If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. The opinions, estimates or assumptions referred to above and described in greater detail in the documents incorporated by reference herein and in the accompanying Shelf Prospectus should be considered carefully by prospective investors.

Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in the forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. No forward-looking information is a guarantee of future results. Accordingly, prospective investors should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this Prospectus Supplement, accompanying Shelf Prospectus and in the documents incorporated by reference herein and therein represents our expectations as of the date hereof or as of the date it is otherwise stated to be made, as applicable, and is subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

All of the forward-looking information contained in this Prospectus Supplement, accompanying Shelf Prospectus and in the documents incorporated by reference herein and therein is expressly qualified by the foregoing cautionary statements.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed to be incorporated by reference into the accompanying Shelf Prospectus solely for the purposes of the Offering. Other documents are also incorporated, or are deemed to be incorporated by reference, into the accompanying Shelf Prospectus and reference should be made to the accompanying Shelf Prospectus for full particulars thereof.

Information has been incorporated by reference in this Prospectus Supplement from documents filed with the securities commissions or similar authorities in Canada which have also been filed with, or furnished to, the SEC. Copies of the documents incorporated herein by reference and not delivered with this Prospectus Supplement may be obtained on request without charge from the Corporate Secretary of Liminal BioSciences Inc. at 440 Armand-Frappier Blvd., Suite 300, Laval, Quebec H7V 4B4, Canada, telephone (450) 781-0115, and are also available electronically through the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com. Documents filed with, or furnished to, the SEC are available through the SEC’s Electronic Data Gathering and Retrieval System (“EDGAR”) at www.sec.gov. The filings of the Company through SEDAR and through EDGAR are not incorporated by reference in the Prospectus Supplement and the accompanying Shelf Prospectus, except as specifically set out herein.

The following documents, filed with the securities commissions or similar regulatory authorities in each of the provinces of Canada and filed with, or furnished to, the SEC are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement and the accompanying Shelf Prospectus:

(a)	the annual information form of the Company dated April 1, 2019 for the fiscal year ended December 31, 2018 (the “Annual Information Form”);

(b)

the audited annual consolidated financial statements of the Company for the years ended December 31, 2017 and 2016, together with the notes thereto and the independent auditor’s report thereon dated March 27, 2018;

(c)

the audited annual consolidated financial statements of the Company for the year ended December 31, 2018, together with the notes thereto and the auditor’s report thereon dated August 23, 2019, except for the subsequent events that occurred on October 7, 2019 and November 4, 2019 as described in Note 32 to the consolidated financial statements, as to which the date is November 7, 2019;

(d)	the management’s discussion and analysis of financial condition and results of operations of the Company for the quarter and the year ended December 31, 2018;

(e)	the management’s discussion and analysis of financial condition and results of operations of the Company for the quarter ended and the nine months ended September 30, 2019 (the “MD&A”);

(f)	the condensed interim consolidated financial statements of the Company for the quarter and the nine months ended September 30, 2019, with the notes thereto (the “Interim Financial Statements”);

(g)	the management information circular of the Company dated May 7, 2019 in connection with the annual and special meeting of shareholders of the Company held on June 19, 2019;

(h)	the management information circular of the Company dated September 4, 2019 in connection with the special meeting of shareholders of the Company held on October 3, 2019;

(i)

the material change report dated February 27, 2019 in connection with the Company securing an additional US$10 million tranche from Structured Alpha LP (“SALP”), an affiliate of Thomvest Asset Management Inc., under its existing credit facilities;

(j)	the material change report dated March 28, 2019 in connection with the Company securing an additional US$5 million tranche from SALP under its existing credit facilities;

(k)

the material change report dated April 17, 2019 in connection with the Company’s arrangements to restructure its outstanding indebtedness, reduce its interest and certain other payment obligations, and raise sufficient cash to build a robust balance-sheet for the next phase of the Company’s development;

(l)	the material change report dated April 24, 2019 in connection with the closing of the refinancing transactions including $75 million in gross proceeds from new equity financing;

(m)	the material change report dated May 15, 2019 in connection with the Company’s new management structure and the appointment of three new directors;

(n)	the material change report dated May 22, 2019 in connection with the announcement of the terms of the Company’s equity rights offering;

(o)	the material change report dated June 18, 2019 in connection with the completion of the Company’s equity rights offering;

(p)	the material change report dated July 4, 2019 in connection with the announcement of the Company’s share consolidation;

(q)	the material change report dated October 3, 2019 in connection with the Company’s name change from Prometic Life Sciences Inc. to Liminal BioSciences Inc.;

(r)

the material change report dated November 13, 2019 in connection with the Company entering into a share purchase agreement to divest its bioseparations business to an affiliate of Kohlberg Kravis Roberts & Co. (“KKR”); and

(s)	the material change report dated November 15, 2019 in connection with the amendment of the loan agreement between, inter alia, the Company and SALP.

Any documents of the type described in Section 11.1 of Form 44-101F1 – Short Form Prospectuses filed by the Company with a securities commission or similar authority in any province of Canada subsequent to the date of this Prospectus Supplement and before withdrawal or completion of the Offering, will be deemed to be incorporated by reference into this Prospectus Supplement.

In addition, to the extent that any document or information incorporated by reference into this Prospectus Supplement is filed with, or furnished to, the SEC pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on or after the date of this Prospectus Supplement, such document or information will be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus Supplement forms a part (in the case of a report on Form 6-K, if and to the extent expressly provided therein).

Pursuant to a decision of the Autorité des marchés financiers (Québec) dated November 11, 2019, the Company was granted relief from the requirement to translate this Prospectus Supplement into the French language.

Any statement contained in this Prospectus Supplement or in the accompanying Shelf Prospectus, or in a document incorporated or deemed to be incorporated by reference herein or therein will be deemed to be modified or superseded for purposes of this Prospectus Supplement to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of material fact or an omission to state a material fact that is required to be stated or is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement or the accompanying Shelf Prospectus.

Upon our filing of a new annual information form and the related annual financial statements and management’s discussion and analysis with applicable securities regulatory authorities during the currency of this Prospectus Supplement and the accompanying Shelf Prospectus, the previous annual information form, the previous annual financial statements and management’s discussion and analysis and all quarterly financial statements, supplemental information, material change reports and information circulars filed prior to the commencement of our financial year in which the new annual information form is filed will be deemed no longer to be incorporated for purposes of future offers and sales of our securities under this Prospectus Supplement. Upon interim consolidated financial statements and the accompanying management’s discussion and analysis and material change report being filed by us with the applicable securities regulatory authorities during the duration of this Prospectus Supplement and the accompanying Shelf Prospectus, all interim consolidated financial statements and the accompanying management’s discussion and analysis and material change report filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated herein or therein for purposes of future offers and sales of securities under this Prospectus Supplement.

References to our website in any documents that are incorporated by reference into this Prospectus Supplement and the accompanying Shelf Prospectus do not incorporate by reference the information on such website into this Prospectus Supplement or the accompanying Shelf Prospectus, and we disclaim any such incorporation by reference.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement on Form F-10 of which this Prospectus Supplement and the accompanying Shelf Prospectus forms a part: (i) the documents listed under the heading “Documents Incorporated by Reference”; (ii) powers of attorney from our directors and officers; and (iii)  the consents of auditors and legal counsel.

EXCHANGE RATE INFORMATION

The Company uses the Canadian dollar as its reporting currency. The following table sets forth, for the periods indicated, the high, low, average and end of period noon rates of exchange for one Canadian dollar, expressed in U.S. dollars, published by the Bank of Canada during the respective periods. Rates for periods prior to April 1, 2017 are based on the former Bank of Canada noon rate. Rates for the period from and after April 1, 2017 are based on the daily average exchange rate published by the Bank of Canada.

	Year Ended December 31
	2018	2017	2016
High rate during the period	0.8138	0.8245	0.7972
Low rate during the period	0.7513	0.7276	0.6854
Average for the period	0.7744	0.7708	0.7548
Period end	0.7330	0.7971	0.7448

THE COMPANY

Liminal BioSciences Inc. is a biopharmaceutical company incorporated under the Canada Business Corporations Act on October 14, 1994. The Company completed its initial public offering and became a publicly listed company on the TSX on July 10, 1998 and on the OTCQX on April 12, 2013. The Company is headquartered in Laval, Quebec (Canada) and has active business operations in Canada, the United Kingdom, the United States, and the Isle of Man.

BUSINESS OF THE COMPANY

Liminal is a clinical-stage biotechnology company focused on the discovery and development of innovative medicines against novel biologic targets for diseases in patients with serious unmet needs. The Company’s primary research focus has been based on our understanding of several orphan G protein-coupled receptors (“GPR’s”) known as free fatty acid receptors (“FFAR’s”). FFAR’s are being evaluated as novel therapeutic targets for a variety of inflammatory, fibrotic and metabolic diseases in an emerging field known as immuno-metabolism. The Company is specifically focused on liver, respiratory and renal therapeutic areas, primarily in rare or orphan diseases.

Our lead small molecule, PBI-4050, is preparing to enter pivotal Phase 3 clinical studies for the treatment of Alström Syndrome , an ultrarare genetic condition of systemic fibrosis. The Company has also explored PBI-4050 in a number of other inflammatory, fibrotic and metabolic conditions in non-clinical and clinical studies. Our second small molecule drug candidate, PBI-4547, is in a Phase 1 clinical study. The study has been suspended while the pharmacokinetic (“PK”) data for the first three cohorts is obtained and reviewed. No safety issues or severe adverse effects observed.

The Company also has a late stage plasma-derived therapeutic candidate, Ryplazim™ (plasminogen) (“Ryplazim™”), which leverages Liminal’s experience in bioseparation technologies used to isolate and purify biopharmaceuticals from human plasma. The Company’s primary goal with respect to this business is to address unmet medical needs with therapeutic proteins not currently commercially available, such as Ryplazim™. Liminal is currently preparing to submit an amendment to its Biologic License Application (“BLA”) with the United States Food and Drug Administration (“FDA”) seeking approval to market Ryplazim™ to treat congenital plasminogen deficiency (“PLGD”).

Additional information about the Company’s business is included in the documents incorporated by reference into this Prospectus Supplement.

RISK FACTORS

An investment in the Company’s securities is speculative and involves a high degree of risk that should be carefully considered by a prospective purchaser. In addition to the other information included or incorporated by reference in this Prospectus Supplement and the accompanying Shelf Prospectus, you should carefully consider the risks and uncertainties disclosed in the Annual Information Form, as well as those described under the heading “Risk Factors” in the accompanying Shelf Prospectus, together with all of the other information contained in this Prospectus Supplement and the accompanying Shelf Prospectus, before purchasing the Company’s securities. The occurrence of any of these risks could have a material adverse effect on the Company’s business, financial condition, results of operations and future prospects. In these circumstances, the market price of the Company’s securities, including Common Shares, could decline, and you may lose all or part of your investment. These risks are not the only risks the Company faces; risks and uncertainties not currently known to it or that the Company currently deems to be immaterial may also materially and adversely affect its business, financial condition and results of operations. Investors should also refer to the other information set forth or incorporated by reference in this Prospectus Supplement and the accompanying Shelf Prospectus, including the Company’s consolidated financial statements and related notes. This Prospectus Supplement also contains forward-looking information that involve risks and uncertainties. The Company’s actual results could differ materially from those anticipated in the forward-looking information as a result of a number of factors, including the risks described under the heading “Risk Factors” in the accompanying Shelf Prospectus. See “Cautionary Note Regarding Forward-Looking Statements” above.

Risks Relating to the Offering

Volatility of Share Price

The market prices for the securities of biopharmaceutical companies, including the Company, have historically been volatile. The market has from time to time experienced extreme price and volume fluctuations that are unrelated to the operating performance of any particular company.

The trading price of the Company’s Common Shares could continue to be subject to wide fluctuations in price in response to various factors, many of which are beyond the Company’s control, including the results and adequacy of the Company’s preclinical studies and clinical trials, as well as those of its collaborators, or its competitors; other evidence of the safety or effectiveness of the Company’s product or those of its competitors; announcements of technological innovations or new products by the Company or its competitors; governmental regulatory actions; developments with collaborators; developments (including litigation) concerning patent or other proprietary rights of the Company or competitors; concern as to the safety of the Company’s product; period-to-period fluctuations in operating results; changes in estimates of the Company’s performance by securities analysts; market conditions for biotechnology stocks in general; and other factors not within the control of the Company could have a significant adverse impact on the market price of the Company’s securities, regardless of its operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted. A class action suit against the Company could result in substantial costs, potential liabilities and the diversion of management’s attention and resources.

There is no guarantee that an active trading market for the Company’s Common Shares will be maintained on the TSX, NASDAQ and/or OTCQX. Investors may not be able to sell their shares quickly or at the latest market price if the trading in the Company’s Common Shares is not active.

The Company expects to issue Common Shares in the future. Holders of stock options and warrants may elect to exercise their options or warrants into Common Shares depending on the stock price. Future issuances of Common Shares, or the perception that such issuances are likely to occur, could affect the prevailing trading prices of the Common Shares. Future issuances of the Company’s Common Shares could result in substantial dilution to its shareholders. In addition, the existence of warrants may encourage short selling by market participants.

Sales of Common Shares could cause a decline in the market price of the Company’s Common Shares. Two of the Company’s major shareholders SALP and Consonance Capital Management and its affiliates) own an aggregate of approximately 85.8% of the Company’s outstanding Common Shares as at November 14, 2019. Any sales of Common Shares by these shareholders or other existing shareholders or holders of options may have an adverse effect on the Company’s ability to raise capital and may adversely affect the market price of its Common Shares.

Future issuances of equity securities by the Company or sales by the Company’s existing shareholders may cause the price of the Common Shares to fall.

The market price of the Common Shares could decline as a result of issuances of securities by the Company or sales by the Company’s existing shareholders in the market, or the perception that these sales could occur, during the currency of this Prospectus Supplement. Sales of Common Shares by shareholders might also make it more difficult for the Company to sell Common Shares at a time and price that the Company deems appropriate. With an additional sale or issuance of Common Shares, investors will suffer dilution of their voting power and may experience dilution in earnings per share.

The Company does not intend to pay dividends in the foreseeable future.

The Company has never declared or paid any dividends on the Common Shares. The Company intends, for the foreseeable future, to retain its future earnings, if any, to finance its commercial activities and further research and the expansion of its business. As a result, the return on an investment in Common Shares will likely depend upon any future appreciation in value, if any, and on a shareholder’s ability to sell Common Shares. The payment of future dividends, if any, will be reviewed periodically by the Company’s board of directors and will depend upon, among other things, conditions then existing including earnings, financial conditions, cash on hand, financial requirements to fund the Company’s commercial activities, development and growth, and other factors that the Company’s board of directors may consider appropriate in the circumstances.

The Company may be a passive foreign investment company, which may result in adverse U.S. federal income tax consequences for U.S. Holders of our Common Shares.

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Based on the nature of our income and the value and composition of our assets, we do not believe we were a PFIC for the year ending December 31, 2018. However, because PFIC status is determined on an annual basis and generally cannot be determined until the end of the taxable year, there can be no assurance that we will not be a PFIC for the current or future taxable years. If we are characterized as a PFIC, our shareholders who are U.S. Holders (as defined in “Material U.S. Federal Income Taxation Considerations”) may suffer adverse tax consequences, including the treatment of gains realized on the sale of our Common Shares as ordinary income, rather than as capital gain, the loss of the preferential rate applicable to dividends received on our Common Shares by individuals who are U.S. Holders, and the addition of interest charges to the tax on such gains and certain distributions. A U.S. shareholder of a PFIC generally may mitigate these adverse U.S. federal income tax consequences by making a “qualified electing fund” election, or, to a lesser extent, a “mark to market” election. However, we do not intend to provide the information necessary for U.S. Holders to make qualified electing fund elections if we are classified as a PFIC.

You may be unable to enforce actions against the Company, certain of the Company’s directors and officers, or the experts named in this Prospectus Supplement under U.S. federal securities laws.

The Company is a corporation organized under the laws of Canada. Most of the Company’s directors and officers, as well as the experts named in this Prospectus Supplement, reside principally in Canada or outside of the United States. Because all or a substantial portion of the Company’s assets and the assets of these persons are located outside of the United States, it may not be possible for investors to effect service of process within the United States upon the Company or those persons. Furthermore, it may not be possible for investors to enforce against the Company or those persons in the United States, judgments obtained in U.S. courts based upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States. There is doubt as to the enforceability, in original actions in Canadian courts, of liabilities based upon U.S. federal securities laws and as to the enforceability in Canadian courts of judgments of U.S. courts obtained in actions based upon the civil liability provisions of the U.S. federal securities laws. Therefore, it may not be possible to enforce those actions against the Company, certain of the Company’s directors and officers or the experts named in this Prospectus Supplement.

USE OF PROCEEDS

The proceeds from the sale or other disposition of the Registrable Common Shares covered by this Prospectus Supplement are solely for the account of the Selling Securityholders. Accordingly, we will not receive any proceeds from the sale or other disposition of the Registrable Common Shares by the Selling Securityholders. The net proceeds received from the sale or other disposition of the Registrable Common Shares by the Selling Securityholders, if any, is unknown.

RECENT DEVELOPMENTS

On November 4, 2019, the Company announced the signature of a binding share purchase agreement for the proposed sale of its Isle of Man-based bioseparations business operated through its subsidiary Prometic Bioseparations Ltd to an affiliate of KKR, a leading global investment firm. Subject to the terms of the share purchase agreement, the Company will be entitled to receive up to GBP 32 million payable upon closing of the proposed sale, subject to pre-closing and post-closing adjustments for working capital and indebtedness. Subject to the terms of the share purchase agreement, the Company will also be entitled to receive up to GBP 13 million in deferred payments based on the achievement of future annual Prometic Bioseparations Ltd revenue thresholds.

On November 11, 2019, the Company entered into an amendment to its loan agreement with SALP to provide the Company with a non-revolving $75 million secured line of credit. See “Consolidated Capitalization” for more information.

PRIOR SALES

Common Shares

The following table summarizes the issuance by the Company of Common Shares during the 12-month period preceding the date of this Prospectus Supplement.

Month of Issuance	Security	Price per Security Pre- Consolidation	Price per Security Post- Consolidation	Number of Securities Pre- Consolidation	Number of Securities Post- Consolidation
December 2018	Common Shares underlying Restricted Share Units	$0.4065	$406.50	295,774	295
December 2018	Common Shares	$0.3861	$386.07	1,946,000	1,946
January 2019	Common Shares	$0.3406	$340.60	9,926,600	9,926
January 2019	Common Shares	$0.30	$300.00	4,420,000	4,420
February 2019	Common Shares	$0.2830	$282.96	2,944,000	2,944
February 2019	Common Shares	$0.31	$310.00	366,065	366
February 2019	Common Shares	$0.31	$310.00	177,822	177
February 2019	Common Shares	$0.32	$320.00	927,773	927
April 2019	Common Shares	$0.01521	$15.21	19,981,474,906	19,981,474
June 2019	Common Shares	$0.01521	$15.21	2,592,627,793	2,592,627

Total				22,595,106,733	22,595,102

See “Consolidation Capitalization” for more information on the share consolidation of the Company.

Warrants

The following table summarizes the issuance by the Company of warrants convertible into Common Shares during the 12-month period preceding the date of this Prospectus Supplement.

Month of Issuance	Security	Price per Security Pre- Consolidation	Price per Security Post- Consolidation	Number of Securities Pre- Consolidation		Number of Securities Post- Consolidation(2)
November 2018	Warrants	$1.00	$1,000	128,056,881	(1)	128,057	(1)
February 2019	Warrants	$0.15636	$156.36	19,401,832	(1)	19,402	(1)
April 2019	Warrants	$0.01521	$15.21	168,735,308		168,735

Total				316,194,021		316,194

(1)	These warrants were cancelled on April 23, 2019.
(2)	As at November 14, 2019, 172,735 warrants were issued and outstanding.

Stock Options

The following table summarizes the issuance by the Company of stock options during the 12-month period prior to the date of this Prospectus Supplement.

Month of Issuance	Security	Price per Security Pre- Consolidation			Price per Security Post- Consolidation	Number of Securities Pre- Consolidation(1)	Number of Securities Post- Consolidation(1)
December 2018	Stock Options		$0.77		$770.00	10,327,249	10,286
December 2018	Stock Options		$0.41		$410.00	149,750	149
December 2018	Stock Options		$0.39		$390.00	260,612	259
January 2019	Stock Options		$0.30	(1)	$300.00	1,622,620	1,622
June 2019	Stock Options		$0.036		$36.00	1,794,228,820	1,794,224
June 2019	Stock Options		$0.027		$27.00	251,714,000	251,714
September 2019	Stock Options	$	n/a		$11.99	n/a	71,250

Total						2,058,303.05	2,129,504

(1)	As at November 14, 2019, 2,116,516 stock options were issued and outstanding.

Restricted Share Units

The following table summarizes the issuance by the Company of restricted share units (“RSU”) convertible into Common Shares during the 12-month period preceding the date of this Prospectus Supplement.

Month of Issuance	Security	Price per Security Pre- Consolidation	Price per Security Post- Consolidation	Number of Securities Pre- Consolidation	Number of Securities Post- Consolidation
December 2018	RSU	$0.39	$390.00	10,356,110	10,253
February 2019	RSU	$0.029	$290.00	12,568,600	12,564

Total				22,924,710	22,817

(1)	As at November 14, 2019, 17,817 RSUs were issued and outstanding.

MARKET FOR SECURITIES

The Common Shares are listed for trading on the TSX in Canada under the trading symbol “LMNL” and on the OTCQX International under the trading symbol “PFSCF”. The Common Shares have been approved for listing on the NASDAQ under the symbol “LMNL”.

The following table sets forth, for the periods indicated, the reported high and low trading prices (in Canadian dollars) per Common Share, as well as total monthly volume of the Common Shares traded on the TSX:

	Price Range
Month	High	Low	Total Volume
November 2018	0.49	0.36	23,184,028
December 2018	0.43	0.26	22,094,390
January 2019	0.44	0.25	31,711,232
February 2019	0.41	0.25	25,558,364
March 2019	0.39	0.29	15,867,920
April 2019	0.30	0.05	135,719,398
May 2019	0.06	0.04	91,868,935
June 2019	0.04	0.02	97,017,195
July 2019	22.00	0.02	32,341,257
August 2019	15.44	7.13	481,261
September 2019	17.00	11.55	136,331
October 2019	13.60	8.08	105,132
November 2019 (until November 14, 2019)	8.49	7.05	68,606

At the close of business on November 14, 2019, the last trading day prior to the date of this Prospectus Supplement, the price of the Common Shares as quoted by the TSX was C$7.25.

DESCRIPTION OF SHARE CAPITAL

The Company’s authorized share capital consists of an unlimited number of Common Shares and an unlimited number of preferred shares issuable in series. As of November 14, 2019, there were 23,313,164 Common Shares issued and outstanding and no Preferred Shares were issued. The following is a summary of certain material attributes and characteristics of the Common Shares.

The holders of Common Shares are entitled to one vote per share at all meetings of the shareholders, and are entitled to receive dividends, as may be declared from time to time by our board of directors. In the event of the voluntary (or involuntary) liquidation, dissolution, winding-up or other distribution of the assets of the Company, the holders of Common Shares are entitled to receive the remaining property of the Company, subject to the preference right of the holders of preferred shares, if any.

See “Description of Common Shares” in the Shelf Prospectus for a detailed description of the attributes of the Company’s Common Shares.

CONSOLIDATED CAPITALIZATION

On July 5, 2019, the Company performed a one thousand-to-one share consolidation of the Company’s Common Shares, stock options, RSUs and warrants. Refer to the Interim Financial Statements for more information.

On November 11, 2019, the Company entered into an amendment to its loan agreement with SALP to provide the Company with a non-revolving $75 million secured line of credit (the “Line of Credit”). The loan agreement between SALP and the Company dated as of April 23, 2019 has been amended to incorporate the terms of the Line of Credit. As of the date of this Prospectus Supplement, the Company has not drawn any amount on the Line of Credit.

SELLING SECURITYHOLDERS

The Registrable Common Shares covered by this Prospectus Supplement are those held by the Selling Securityholders. We are registering the Registrable Common Shares in order to permit the Selling Securityholders to offer the Registrable Common Shares for sale or other disposition from time to time in the United States.

The table below identifies the selling securityholders (the “Selling Securityholders”) and provides other information regarding the beneficial ownership of the Registrable Common Shares by the Selling Securityholders, as provided by the Selling Securityholders. The second column lists the number and percentage of our Common Shares beneficially owned by the Selling Securityholders, based on their ownership of our outstanding Common Shares, as of November 14, 2019.

The fifth column lists the Registrable Common Shares covered by this Prospectus Supplement that may be sold or otherwise disposed of by the Selling Securityholders.

Name of Selling Securityholder	Number and Percent of Common Shares Owned Prior to Offering		Type of Ownership: Legal or Beneficial	Aggregate Cost and Price Per Security for the Registrable Common Shares (2)	Maximum Number of Common Shares to be Sold Pursuant to this Prospectus Supplement
Consonance Capital Master Account L.P.	Undiluted:	3,029,869 (13.00%)	Legal	$46,084.31 ($0.01521)	3,029,869
	Fully diluted(1):	3,029,869 (11.83%)	Legal
P Consonance Opportunities LTD.	Undiluted:	257,442 (1.10%)	Legal	$3,915.69 ($0.01521)	257,442
	Fully diluted(1):	257,442 (1.00%)	Legal

(1)	Fully diluted assumes full conversion, exercise or exchange of all outstanding securities which are convertible into, exchangeable or exercisable for Common Shares.
(2)	Amounts are provided on a pre-consolidation basis. See “Consolidated Capitalization” for more information.

For a description of our Common Shares, see “Description of Share Capital”.

PLAN OF DISTRIBUTION

We are registering the Registrable Common Shares to permit the resale of the Registrable Common Shares by the Selling Securityholders, from time to time, after the date of this Prospectus Supplement in the United States. The Common Shares are listed on the TSX under the symbol “LMNL”. The Common Shares have been approved for listing on the NASDAQ under the symbol “LMNL”.

The Selling Securityholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling Registrable Common Shares or interests in Registrable Common Shares received after the date of this Prospectus Supplement from a Selling Securityholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their Registrable Common

Shares or interests in Registrable Common Shares on any stock exchange, market or trading facility on which the Registrable Common Shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The Selling Securityholders may use any one or more of the following methods when disposing of Registrable Common Shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the Registrable Common Shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales effected after the date the registration statement of which this Prospectus Supplement is a part is declared effective by the SEC;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the Selling Securityholders to sell a specified number of such Registrable Common Shares at a stipulated price per Registrable Common Share;

•	a combination of any such methods of sale; and

•	any other method permitted by applicable law.

The Selling Securityholders may, from time to time, pledge or grant a security interest in some or all of the Registrable Common Shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the Registrable Common Shares, from time to time, under this Prospectus Supplement, or under an amendment to this Prospectus Supplement under General Instruction II.L. of Form F-10 or other applicable provision of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) amending the list of Selling Securityholders to include the pledgee, transferee or other successors in interest as Selling Securityholders under this Prospectus Supplement. The Selling Securityholders also may transfer the Registrable Common Shares in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this Prospectus Supplement.

In connection with the sale of the Registrable Common Shares or interests therein, the Selling Securityholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the Registrable Common Shares in the course of hedging the positions they assume. The Selling Securityholders may also sell Registrable Common Shares short and deliver these securities to close out their short positions, or loan or pledge the Registrable Common Shares to broker-dealers that in turn may sell these securities. The Selling Securityholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of Registrable Common Shares offered by this Prospectus Supplement, which Registrable Common Shares such broker-dealer or other financial institution may resell pursuant to this Prospectus Supplement.

The aggregate proceeds to the Selling Securityholders from the sale of the Registrable Common Shares offered by them will be the purchase price of the Registrable Common Shares less discounts or commissions, if any. Each of the Selling Securityholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of Registrable Common Shares to be made directly or through agents. We will not receive any of the proceeds from the sale or other disposition of the Registrable Common Shares by the Selling Securityholders.

We have agreed under the Registration Rights Agreement to pay all fees and expenses incident to the registration of the Registrable Common Shares, including fees, charges and disbursements of counsel to the Selling Securityholders.

The Selling Securityholders also may resell all or a portion of the Registrable Common Shares in open market transactions in reliance upon Rule 144 or Rule 904 of Regulation S under the U.S. Securities Act, provided that they meet the criteria and conform to the requirements of that rule.

The Selling Securityholders and any underwriters, broker-dealers or agents that participate in the sale of the Registrable Common Shares or interests therein may be “underwriters” within the meaning of Section 2(a)(11) of the U.S. Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the Common Shares may be underwriting discounts or commissions under the U.S. Securities Act. Selling Securityholders who are “underwriters” within the meaning of Section 2(a)(11) of the U.S. Securities Act will be subject to the prospectus delivery requirements of the U.S. Securities Act. To the extent required, the Registrable Common Shares to be sold, the names of the Selling Securityholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an amendment to this Prospectus Supplement or, if appropriate, a post-effective amendment to the registration statement that includes this Prospectus Supplement.

In order to comply with the securities laws of some states, if applicable, the Registrable Common Shares may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the Registrable Common Shares may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification is available and is complied with.

This Prospectus Supplement has not been filed in respect of, and will not qualify, any distribution of the Registrable Common Shares in the Province of Quebec or in any other province or territory of Canada at any time.

We have advised the Selling Securityholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of Registrable Common Shares in the market and to the activities of the Selling Securityholders and their affiliates. In addition, to the extent applicable we will make copies of this Prospectus Supplement (as it may be amended from time to time) available to the Selling Securityholders for the purpose of satisfying the prospectus delivery requirements of the U.S. Securities Act. The Selling Securityholders may indemnify any broker-dealer that participates in transactions involving the sale of the Registrable Common Shares against certain liabilities, including liabilities arising under the U.S. Securities Act.

We have agreed to indemnify the Selling Securityholders against liabilities, including liabilities under the U.S. Securities Act and state securities laws, relating to the registration of the Registrable Common Shares offered by this Prospectus Supplement.

There can be no assurance that any securityholder will sell any or all of the Registrable Common Shares registered pursuant to the registration statement, of which this Prospectus Supplement and the accompanying Shelf Prospectus form a part.

Once sold under the shelf registration statement, of which this Prospectus Supplement and the accompanying Shelf Prospectus form a part, our Common Shares will be freely tradable in the hands of persons other than our affiliates.

MATERIAL U.S. FEDERAL INCOME TAXATION CONSIDERATIONS

The following discussion describes the material U.S. federal income tax consequences relating to the ownership and disposition of Common Shares by U.S. Holders (as defined below). This discussion applies to U.S. Holders that purchase Common Shares pursuant to the Offering and hold such Common Shares as capital assets. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions, insurance companies, broker-dealers and traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities, retirement plans, regulated investment companies, real estate investment trusts, certain former citizens or residents of the United States, persons who hold Common Shares as part of a “straddle”, “hedge”, “conversion transaction”, “synthetic security” or integrated investment, persons that have a “functional currency” other than the U.S. dollar, persons that own directly, indirectly or through attribution 10% or more of the voting power of our shares, corporations that accumulate earnings to avoid U.S. federal income tax, persons subject to special tax accounting rules under Section 451(b) of the Code, persons subject to special tax accounting rules under Section 451(b) of the Code, partnerships and other pass-through entities, and investors in such pass-through entities). This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift or alternative minimum tax consequences.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of Common Shares that is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income tax regardless of its source or (4) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (y) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.

If an entity treated as a partnership for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences relating to an investment in the Common Shares will depend in part upon the status and activities of such entity and the particular partner. Any such entity should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it and its partners of the purchase, ownership and disposition of Common Shares.

Persons considering an investment in Common Shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of Common Shares, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Passive Foreign Investment Company Consequences

In general, a corporation organized outside the United States will be treated as a passive foreign investment company, (“PFIC”), for any taxable year in which either (1) at least 75% of its gross income is “passive income”, or the “PFIC income test”, or (2) on average at least 50% of its assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income, the “PFIC asset test”. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital or raised in a public offering, marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

We do not believe we were a PFIC for the year ending December 31, 2018. However, because PFIC status is determined on an annual basis and generally cannot be determined until the end of the taxable year, there can be no assurance that we will not be a PFIC for the current taxable year. Because we may continue to hold a substantial amount of cash and cash equivalents, and because the calculation of the value of our assets may be based in part on the value of Common Shares, which may fluctuate considerably, we may be a PFIC in future taxable years. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position. The Company’s status as a PFIC is a fact-intensive determination made on an annual basis. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status and also expresses no opinion with regard to our expectations regarding our PFIC status.

If we are a PFIC in any taxable year during which a U.S. Holder owns Common Shares, the U.S. Holder could be liable for additional taxes and interest charges under the “PFIC excess distribution regime” upon (1) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for the Common Shares, and (2) any gain recognized on a sale, exchange or other disposition, including a pledge, of the Common Shares, whether or not we continue to be a PFIC. Under the PFIC excess distribution regime, the tax on such distribution or gain would be determined by allocating the distribution or gain ratably over the U.S. Holder’s holding period for Common Shares. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax.

If we are a PFIC for any year during which a U.S. Holder holds Common Shares, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. Holder holds the Common Shares, unless we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to the Common Shares. If the election is made, the U.S. Holder will be deemed to sell the Common Shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s Common Shares would not be treated as shares of a PFIC unless we subsequently become a PFIC.

If we are a PFIC for any taxable year during which a U.S. Holder holds Common Shares and one of our non-U.S. corporate subsidiaries is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be taxed under the PFIC excess distribution regime on distributions by the lower-tier PFIC and on gain from the disposition of shares of the lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to our non-U.S. subsidiaries.

If we are a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on Common Shares if such U.S. Holder makes a valid “mark-to-market” election for our Common Shares. A mark-to-market election is available to a U.S. Holder only for “marketable stock”.

Our Common Shares will be marketable stock as long as they remain listed on the NASDAQ and are regularly traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. If a mark-to-market election is in effect, a U.S. Holder generally would take into account, as ordinary income each year, the excess of the fair market value of Common Shares held at the end of such taxable year over the adjusted tax basis of such Common Shares. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such Common Shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in Common Shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange or other disposition of Common Shares in any taxable year in which we are a PFIC would be treated as ordinary income and any loss from such sale, exchange or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss.

A mark-to-market election will not apply to Common Shares for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any non-U.S. subsidiaries that we may organize or acquire in the future. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs that we may organize or acquire in the future notwithstanding the U.S. Holder’s mark-to-market election for the Common Shares.

The tax consequences that would apply if we are a PFIC would also be different from those described above if a U.S. Holder were able to make a valid qualified electing fund, or “QEF”, election. At this time we do not expect to provide U.S. Holders with the information necessary for a U.S. Holder to make a QEF election, prospective investors should assume that a QEF election will not be available.

Each U.S. person that is an investor of a PFIC is generally required to file an annual information return on IRS Form 8621 containing such information as the U.S. Treasury Department may require. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.

The U.S. federal income tax rules relating to PFICs are very complex. Prospective U.S. investors are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the purchase, ownership and disposition of Common Shares, the consequences to them of an investment in a PFIC, any elections available with respect to the Common Shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of Common Shares of a PFIC.

Distributions

Subject to the discussion above under “Passive Foreign Investment Company Consequences”, a U.S. Holder that receives a distribution with respect to Common Shares generally will be required to include the gross amount of such distribution in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s Common Shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s Common Shares, the remainder will be taxed as capital gain. Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends. Distributions on Common Shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. Such dividends will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations.

Dividends paid by a “qualified foreign corporation” are eligible for taxation for certain non-corporate U.S. Holders at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain requirements are met. However, if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year (see discussion above under “Passive Foreign Investment Company Consequences”), we will not be treated as a qualified foreign corporation, and therefore the reduced capital gains tax rate described above will not apply. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends with regard to its particular circumstances.

A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on Common Shares that are readily tradable on an established securities market in the United States. We believe that we qualify as a resident of Canada for purposes of, and are eligible for the benefits of, the U.S.-Canada Treaty, although there can be no assurance in this regard. Further, the IRS has determined that the U.S.-Canada Treaty is satisfactory for purposes of the qualified dividend rules and that it includes an exchange of information provision. Therefore, subject to the discussion above under “Passive Foreign Investment Company Consequences”, if the U.S.-Canada Treaty is applicable, such dividends will generally be “qualified dividend income” in the hands of individual U.S. Holders, provided that certain conditions are met, including holding period and the absence of certain risk reduction transactions.

Sale, Exchange or Other Disposition of Common Shares

Subject to the discussion above under “Passive Foreign Investment Company Consequences”, a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of Common Shares in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in the Common Shares. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for non-corporate U.S. Holders or long-term capital loss if, on the date of sale, exchange or other disposition, the Common Shares were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized from the sale or other disposition of Common Shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.

Medicare Tax

Certain U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally are subject to a 3.8% tax on all or a portion of their net investment income, which may include their gross dividend income and net gains from the disposition of Common Shares. If you are a United States person that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of this Medicare tax to your income and gains in respect of your investment in Common Shares.

Information Reporting and Backup Withholding

U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in Common Shares, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets). As described above under “Passive Foreign Investment Company Consequences”, each U.S. Holder who is a shareholder of a PFIC must file an annual report containing certain information. U.S. Holders paying more than US$100,000 for Common Shares may be required to file IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) reporting this payment. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting.

Dividends on and proceeds from the sale or other disposition of Common Shares may be reported to the IRS unless the U.S. Holder establishes a basis for exemption. Backup withholding may apply to amounts subject to reporting if the holder (1) fails to provide an accurate United States taxpayer identification number or otherwise establish a basis for exemption, or (2) is described in certain other categories of persons. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the IRS.

U.S. Holders should consult their own tax advisors regarding the backup withholding tax and information reporting rules.

EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN COMMON SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Stikeman Elliott LLP, Canadian legal counsel to the Company, the following is, as of the date of this Prospectus Supplement, a general summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Tax Act”) generally applicable to an investor who acquires Registrable Common Shares pursuant to the Offering and who, for the purposes of the Tax Act and at all relevant times, deals at arm’s length with the Company and the Selling Securityholders, is not affiliated with the Company and the Selling

Securityholders, and who acquires and holds the Registrable Common Shares as capital property (a “Holder”). Generally, the Registrable Common Shares will be considered to be capital property to a Holder thereof provided that the Holder does not use the Registrable Common Shares in the course of carrying on a business of trading or dealing in securities and such Holder has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary does not apply to a Holder (i) that is a “financial institution” for the purposes of the mark-to-market rules contained in the Tax Act; (ii) that is a “specified financial institution” as defined in the Tax Act; (iii) an interest in which would be a “tax shelter investment” as defined in the Tax Act; (iv) that has made a functional currency reporting election under the Tax Act; or (v) that has or will enter into a “derivative forward agreement”, as that term is defined in the Tax Act, with respect to the Registrable Common Shares. Such Holders should consult their own tax advisors with respect to an investment in Registrable Common Shares.

Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation resident in Canada, and is, or becomes, or does not deal at arm’s length with a corporation resident in Canada that is or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of Registrable Common Shares, controlled by a non-resident corporation, individual or trust (or a group of such persons that do not deal at arm’s length) for purposes of the ‘‘foreign affiliate dumping’’ rules in section 212.3 of the Tax Act. Such Holders should consult their tax advisors with respect to the consequences of acquiring Registrable Common Shares.

This summary is based upon the current provisions of the Tax Act and the regulations thereunder (the “Regulations”) in force as of the date hereof and counsel’s understanding of the current published administrative and assessing practices of the Canada Revenue Agency (the “CRA”). This summary takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all. This summary does not otherwise take into account any changes in law or in the administrative policies or assessing practices of the CRA, whether by legislative, governmental or judicial decision or action, nor does it take into account or consider any provincial, territorial or foreign income tax considerations, which considerations may differ significantly from the Canadian federal income tax considerations discussed in this summary.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Holders should consult their own tax advisors with respect to their particular circumstances.

Currency Conversion

Subject to certain exceptions that are not discussed herein, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Registrable Common Shares, including dividends, adjusted cost base and proceeds of dispositions must be determined in Canadian dollars based on the rate of exchange quoted by the Bank of Canada on the particular date the particular amount arose or such other rate of exchange as acceptable to the CRA.

Resident Holders

The following section of this summary applies to Holders who, for the purposes of the Tax Act and at all relevant times, are or are deemed to be resident in Canada (“Resident Holders”). Certain Resident Holders whose Registrable Common Shares might not constitute capital property may make, in certain circumstances, an irrevocable election permitted by subsection 39(4) of the Tax Act to deem the Registrable Common Shares, and every other “Canadian security” as defined in the Tax Act, held by such persons, in the taxation year of the election and each subsequent taxation year to be capital property. Resident Holders should consult their own tax advisors regarding this election.

Dividends

Dividends received or deemed to be received on the Registrable Common Shares will be included in computing a Resident Holder’s income. In the case of an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules normally applicable in respect of “taxable dividends” received from “taxable Canadian corporations”, as defined in the Tax Act. An enhanced dividend tax credit will be available to individuals in respect of “eligible dividends” designated by the Company to the Resident Holder in accordance with the provisions of the Tax Act.

Dividends received or deemed to be received by a corporation that is a Resident Holder on the Registrable Common Shares must be included in computing its income but generally will be deductible in computing its taxable income. In certain circumstances, section 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition on a capital gain. Resident Holders that are corporations should consult their own advisors having regard to their own circumstances.

Dispositions of Registrable Common Shares

Upon a disposition (or a deemed disposition) of a Registrable Common Share, a Resident Holder generally will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of such security, as applicable, net of any reasonable costs of disposition, are greater (or are less) than the adjusted cost base of such security, as applicable, to the Resident Holder. The tax treatment of capital gains and capital losses is discussed in greater detail below under the subheading “Taxation of Capital Gains and Capital Losses”.

The adjusted cost base to a Resident Holder of Registrable Common Shares acquired pursuant to this Offering will be determined by averaging the cost of such Registrable Common Shares with the adjusted cost base of all other Common Shares (if any) held by the Resident Holder as capital property immediately before that time.

Taxation of Capital Gains and Capital Losses

Generally, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized in the year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized in the year by such Resident Holder. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding years or carried forward and deducted in any following taxation year against taxable capital gains realized in such year to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized on the disposition or deemed disposition of Registrable Common Shares by a Resident Holder that is a corporation may be reduced by the amount of dividends received or deemed to have been received by it on such shares or shares substituted for such shares to the extent and in the circumstance specified by the Tax Act. Similar rules may apply where a corporation is, directly or through a trust or partnership, a member of a partnership or a beneficiary of a trust that owns Registrable Common Shares. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

Other taxes

A Resident Holder that is a “private corporation” or a “subject corporation”, as defined in the Tax Act, will generally be liable to pay a refundable tax under Part IV of the Tax Act on dividends received on the Registrable Common Shares to the extent such dividends are deductible in computing the Resident Holder’s taxable income for the year. This tax may be refundable in certain circumstances. Such Resident Holders should consult their own tax advisors in this regard.

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax on its “aggregate investment income” (as defined in the Tax Act) for the year, including taxable capital gains realized on the disposition of Registrable Common Shares. This additional tax may be refundable in certain circumstances. Such Resident Holders should consult their own tax advisors in this regard.

Capital gains realized and taxable dividends received by a Resident Holder who is an individual (other than certain trusts) may result in such Resident Holder being liable for alternative minimum tax under the Tax Act. Such Resident Holders should consult their own tax advisors in this regard.

Non-Resident Holders

The following section of this summary is generally applicable to Holders (“Non-Resident Holders”) who (i) for the purposes of the Tax Act, have not been and will not be resident in Canada or deemed to be resident in Canada at any time while they hold the Registrable Common Shares; and (ii) do not use or hold the Registrable Common Shares in carrying on a business in Canada. Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere. Such Non-Resident Holders should consult their own tax advisors.

Dividends

Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder by the Company are subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend unless such rate is reduced by the terms of an applicable tax treaty. Under the Canada-United States Income Tax Convention (1980) (the “Treaty”) as amended, the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is resident in the U.S. for purposes of the Treaty and entitled to benefits under the Treaty (a “U.S. Holder”) is generally limited to 15% of the gross amount of the dividend (or 5% in the case of a U.S. Holder that is a company beneficially owning at least 10% of the Company’s voting shares). Non-Resident Holders should consult their own tax advisors.

Dispositions of Registrable Common Shares

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a Registrable Common Share, nor will capital losses arising therefrom be recognized under the Tax Act, unless the Registrable Common Share constitutes “taxable Canadian property” to the Non-Resident Holder thereof for purposes of the Tax Act, and the gain is not exempt from tax pursuant to the terms of an applicable tax treaty.

Provided the Common Shares are listed on a “designated stock exchange”, as defined in the Tax Act (which includes the TSX and NASDAQ) at the time of disposition, the Registrable Common Shares generally will not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60 month period immediately preceding the disposition the following two conditions were met concurrently: (i) the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length, partnerships in which the Non-Resident Holder or persons with whom the Non-Resident Holder did not deal at arm’s length holds a membership interest (either directly or indirectly through one or more partnerships), or the Non-Resident Holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of the Company; and (ii) more than 50% of the fair market value of the Common Shares of the Company was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties (as defined in the Tax Act), timber resource properties (as defined in the Tax Act) or an option, an interest or right in such property, whether or not such property exists. Notwithstanding the foregoing, a Registrable Common Share may otherwise be deemed to be taxable Canadian property to a Non-Resident Holder for purposes of the Tax Act.

A Non-Resident Holder’s capital gain (or capital loss) in respect of Registrable Common Shares that constitute or are deemed to constitute taxable Canadian property (and are not “treaty-protected property” as defined in the Tax Act) will generally be computed in the manner described above under the subheading “Resident Holders - Dispositions of Registrable Common Shares”.

Non-Resident Holders whose Registrable Common Shares are taxable Canadian property should consult their own tax advisors.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-10 under the U.S. Securities Act of 1933, as amended, relating to the offering of our securities, of which this Prospectus Supplement forms a part. This Prospectus Supplement does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Reference is made to such registration statement and the exhibits thereto for further information with respect to us and the Common Shares.

We are required to file with the securities commission or authority in each of the applicable provinces of Canada annual and quarterly reports, material change reports and other information. In addition, we are subject to the informational requirements of the Exchange Act, and, in accordance with the Exchange Act, we also file reports with, and furnish other information to, the SEC. Under a multijurisdictional disclosure system adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ in certain respects from those in the United States. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required to publish financial statements as promptly as U.S. companies.

You may read any document we file with, or furnish to, the securities commissions and authorities of the provinces of Canada through SEDAR at www.sedar.com and any document we file with, or furnish to, the SEC through EDGAR at www.sec.gov.

AUDITORS, TRANSFER AGENT AND REGISTRAR

Since June 19, 2019, the auditor of the Company is PricewaterhouseCoopers LLP at its offices located at 1250 René-Lévesque Boulevard West, Suite 2500, Montréal, QC H3B 4Y1. PricewaterhouseCoopers LLP report that they are independent from the Company within the meaning of the Code of Ethics of Chartered Professional Accountants (Québec).

Prior to June 19, 2019, Ernst & Young LLP located in Montréal, Quebec, were the auditors of the Company.

As of the date of this Prospectus Supplement, the registrar and transfer agent of the Company is Computershare Trust Company of Canada, having a place of business at 100 University Avenue, 9th floor, North Tower, Toronto, Ontario M5J 2Y1, Canada and Computershare Trust Company NA, 462 S 4th St, Louisville, KY 40202.

AGENT FOR SERVICE OF PROCESS

Prof. Simon Best and Dr. Gary Bridger, directors of the Company, reside outside of Canada and have appointed an agent for service of process in Canada, as set out in the table below. Each of the Selling Securityholders is incorporated under the laws of the United States or reside outside of Canada and have also appointed an agent for service of process in Canada, as further described below.

Name of Person	Name and Address of Agent
Prof. Simon Best	General Counsel, Liminal BioSciences Inc. 300-440 Boul. Armand-Frappier, Laval, QC, Canada H7V 4B4

Dr. Gary Bridger	General Counsel, Liminal BioSciences Inc. 300-440 Boul. Armand-Frappier, Laval, QC, Canada H7V 4B4

Consonance Capital Master Account L.P.	Assistant Secretary, Fasken Martineau DuMoulin LLP, FMD Service (Ontario) Inc., 333 Bay Street, Suite 2400, Toronto, ON Canada M5H 2T6

P Consonance Opportunities LTD.	Assistant Secretary, Fasken Martineau DuMoulin LLP, FMD Service (Ontario) Inc., 333 Bay Street, Suite 2400, Toronto, ON Canada M5H 2T6

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

LEGAL MATTERS

Certain legal matters related to our securities offered by this Prospectus Supplement will be passed upon on our behalf by Stikeman Elliott LLP, with respect to matters of Canadian law, and Cooley LLP, with respect to matters of U.S. law. As of the date of this Prospectus Supplement, the partners and associates of Stikeman Elliott LLP beneficially own, directly or indirectly, less than 1% of our outstanding Common Shares.

ENFORCEABILITY OF CIVIL LIABILITIES

Most of the Company’s directors and officers, as well as the experts named in this Prospectus Supplement, are residents of Canada, and all or a substantial portion of their assets may be, and a substantial portion of the Company’s assets are, located outside the United States. The Company has appointed an agent for service of process in the United States (as set forth below), but it may be difficult for holders of securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon the Company’s civil liability and the civil liability of the Company’s directors, officers and experts under the United States federal securities laws. The Company has been advised that a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws or the securities or “blue sky” laws of any state within the United States, would likely be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. The Company has also been advised, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of the liability predicated solely upon U.S. federal securities laws.

The Company filed with the SEC, concurrently with its Registration Statement on Form F-10 of which this Prospectus Supplement is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed Cogency Global Inc., 10 E. 40th Street, 10th Floor, New York, New York 10016 as agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a U.S. court arising out of or related to or concerning the offering of securities under this Prospectus Supplement.

ELIGIBILITY FOR INVESTMENT

In the opinion of Stikeman Elliott LLP, Canadian legal counsel to the Company, based on the current provisions of the Tax Act and the Regulations, a Registrable Common Share offered hereunder will be a “qualified investment” under the Tax Act and the Regulations at the time of their acquisition by a trust governed by a “registered retirement savings plan” (“RRSP”), a “registered retirement income fund” (“RRIF”), a “tax-free savings account” (“TFSA”), a “registered education savings plan” (“RESP”), a “deferred profit sharing plan” or a “registered disability savings plan” (“RDSP”) (as those terms are defined in the Tax Act) provided that at such time, such Registrable Common Shares are listed on a designated stock exchange for purposes of the Tax Act (which currently includes the TSX and the NASDAQ).

Notwithstanding that the Registrable Common Shares may be qualified investments for a trust governed by an RRSP, RRIF, TFSA, RDSP or RESP (each a “Registered Plan”), the annuitant of an RRSP or RRIF, the holder of a TFSA or RDSP, or the subscriber of a RESP (each such person referred to herein as a “Plan Subscriber”) will be subject to a penalty tax on the Registrable Common Shares held in such trust if the Registrable Common Shares are a “prohibited investment” for the particular Registered Plan. The Registrable Common Shares will not be a “prohibited investment” in respect of a Registered Plan provided that the Plan Subscriber deals at arm’s length with the Company for purposes of the Tax Act and does not have a “significant interest” (as defined in the Tax Act for purposes of the prohibited investment rules) in the Company. In addition, the Registrable Common Shares will generally not be a prohibited investment if such shares are “excluded property” as defined in the Tax Act for purposes of the prohibited investment rules. Prospective holders who intend to hold Registrable Common Shares in a Registered Plan should consult their own tax advisors to ensure that the Registrable Common Shares that they may acquire will not be a prohibited investment in their particular circumstances.

Purchasers of the Registrable Common Shares should consult their own tax advisers with respect to whether Registrable Common Shares would be prohibited investments having regard to their particular circumstances.

PURCHASERS’ STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment, irrespective of the determination at a later date of the purchase price of the securities distributed. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser. Rights and remedies may also be available to purchasers under U.S. law; purchasers may wish to consult with a U.S. lawyer for particulars of these rights.

CERTIFICATE OF THE COMPANY

Dated: November 15, 2019

This short form prospectus, together with the documents incorporated in this prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and this supplement as required by the securities legislation of each of the provinces of Canada.

(Signed) Kenneth Galbraith	(Signed) Murielle Lortie
Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors of Liminal BioSciences Inc.

(Signed) Stefan V. Clulow	(Signed) Neil A. Klompas
Director	Director

This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this prospectus in accordance with the disclosure requirements of Canada. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated herein, if any, have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and may be subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences are not described herein and may not be fully described in any applicable Prospectus Supplement. You should read the tax discussion in any Prospectus Supplement with respect to a particular offering and consult your own tax advisor with respect to your own particular circumstances.

The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that we are incorporated under the laws of Canada, most of the our officers and directors and the experts named in this Prospectus are Canadian residents or residents outside of the United States, and all or a substantial portion of our assets and the assets of our officers, directors and experts are located outside the United States.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “COMMISSION”) NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The following documents have been or will be filed with the SEC as part of this registration statement: (i) the documents listed under the heading “Documents Incorporated by Reference,” as deemed modified, superseded or replaced for purposes of this prospectus by a subsequently filed document that also is or is deemed to be incorporated by reference in this prospectus; (ii) powers of attorney from the Company’s directors and officers; (iii) the consent of PricewaterhouseCoopers LLP and (iv) the consent of Ernst & Young LLP.

This short form prospectus has been filed under legislation in each of the provinces of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities, except in cases where an exemption from such delivery requirement has been obtained.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and, in those jurisdictions, only by persons permitted to sell such securities.

These securities have not been, and will not be, registered under the United States Securities Act of 1933 (the “U.S. Securities Act”), as amended, or any state securities laws. Accordingly, these securities may not be offered or sold within the United States of America or to U.S. Persons (as that term is defined in Regulation S under the U.S. Securities Act) except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the issuer at 440 Armand-Frappier Blvd., Suite 300, Laval, Quebec, H7V 4B4, tel.: 450 781 0115, and are also available electronically at www.sedar.com.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	March 14, 2018

PROMETIC LIFE SCIENCES INC.

$250,000,000

Common Shares

Preferred Shares

Warrants

Subscription Receipts

Debt Securities

Units

This short form base shelf prospectus relates to the offering for sale from time to time, during the 25-month period that this short form base shelf prospectus (this “prospectus”), including any amendments to it, remains effective, of (i) common shares (“Common Shares”) of Prometic Life Sciences Inc. (“we”, “Prometic” or the “Corporation”), (ii) preferred shares of the Corporation (iii) warrants to purchase Common Shares (“Warrants”), (iv) subscription receipts that entitle the holder to receive upon satisfaction of certain release conditions, and for no additional consideration, Common Shares or Warrants (“Subscription Receipts”), (v) debt securities (“Debt Securities”); (vi) securities comprised of more than one of Common Shares, Preferred Shares, Warrants, Subscription Receipts and/or Debt Securities, offered together as a unit (“Units”) (collectively, the “Securities” and individually, a “Security”) or any combination of the Securities in one or more series or issuances, with a total offering price of the Securities, in the aggregate, of up to $250,000,000. The Securities may either be offered by us or by our securityholders. The Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of the sale and set out in an accompanying prospectus supplement. Unless otherwise specified, an amount in currency is in Canadian dollars.

The Common Shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “PLI” and are also listed on the OTCQX International (“OTCQX”) under the symbol “PFSCF”. On March 13, 2018, the last complete trading day before the date of this prospectus, the closing price of the Common Shares on the TSX was $1.50 per Common Share. On March 13, 2018, the closing price of the Common Shares on the OTCQX was US$1.17 per Common Share.

All shelf information permitted to be omitted from this prospectus will be contained in one or more prospectus supplements, which will be delivered to purchasers together with this prospectus, except in cases where an exemption from such delivery requirement has been obtained. Each prospectus supplement will be incorporated by reference into this prospectus for the purposes of securities legislation as of the date of the prospectus supplement and only for the purposes of the distribution of the securities to which the prospectus supplement pertains. You should read this prospectus and any applicable prospectus supplement carefully before you invest in any securities issued under this prospectus.

An investment in Securities is subject to a number of risks that should be considered by a prospective purchaser. See “Risk Factors”.

Purchasing Securities may subject you to tax consequences in Canada. This prospectus or any supplement may not describe these tax consequences fully. You should read the tax discussion in any applicable supplement fully and consult your own tax advisor with respect to your own particular circumstances.

Unless otherwise specified in an applicable prospectus supplement, Warrants, Subscription Receipts, Debt Securities and Units (other than Common Shares included in the Units) will not be listed on any securities or stock exchanges or on any automated dealer quotation system. There is currently no market through which such Securities may be sold and purchasers may not be able to resell such Securities purchased under this prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, and the liquidity of such Securities. See “Risk Factors”.

The securities may be sold to or through underwriters, dealers or agents designated from time to time or directly by the Corporation at amounts and prices and other terms determined by the Corporation. In connection with any underwritten offering of the securities, the underwriters may over-allot or effect transactions that stabilize or maintain the market price of the securities offered. These transactions, if commenced, may discontinue at any time. No underwriter or dealer involved in the distribution, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer will over-allot Securities or effect any other transactions that are intended to stabilize or maintain the market price of the Securities in connection with any distribution of Securities that is an “at-the-market distribution.” See “Plan of Distribution”. A prospectus supplement relating to a particular offering of securities will set out the names of any underwriters, dealers or agents involved in the sale of the securities, the amounts, if any, to be purchased by underwriters, the plan of distribution for the securities, including the net proceeds the Corporation expects to receive from the sale of the securities, if any, the amounts and prices at which the securities are to be sold and the compensation of the underwriters, dealers or agents. No underwriter has been involved in the preparation of this prospectus or performed any review of the contents of this prospectus.

The registered and head office of the Corporation is located at 440 Armand-Frappier Blvd., Suite 300, Laval, Quebec, H7V 4B4.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents it incorporates by reference contain forward-looking statements about our objectives, strategies, financial condition, results of operations and businesses.

These statements are “forward-looking” because they represent our expectations, intentions, plans and beliefs about our business, including our product candidates, clinical trials and preclinical studies, regulatory approvals and commercialization and on various estimates and assumptions based on information available to our management at the time these statements are made. For example, forward-looking statements around financial performance and revenues are based on financial modelling undertaken by our management. This financial modelling takes into account revenues that are uncertain. It also includes forward-looking revenues from transactions based on probability. In assessing probability, management considers the status of the negotiations for any revenue generating transactions, and the likelihood, based on the probability of income, that associated costs will be incurred. Management then ranks the probabilities in such a way that only those revenues deemed highly or reasonably likely to be secured are included in the projections.

All statements other than statements of historical facts may be forward-looking statements. Without limitation, words such as “may”, “will”, “expect”, “believe”, “anticipate”, “intend”, “could”, “might”, “would”, “should”, “estimate”, “continue”, “plan”, “pursue”, “seek”, “project”, “predict”, “potential” or “targeting” or the negative of these terms, other variations or comparable terminology or similar expressions, are intended to identify forward-looking statements although not all forward-looking information contains these terms and phrases.

Actual events or results may differ materially from those anticipated in these forward-looking statements if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. Such risks and assumptions include, but are not limited to, our ability to develop, manufacture, and successfully commercialize value-added pharmaceutical products, obtaining regulatory approvals, the availability of funds and resources to pursue research and development projects, the successful and timely completion of clinical studies, our ability to take advantage of business opportunities in the pharmaceutical industry, our reliance on key personnel, collaborative partners and third parties, the validity of our patents and proprietary technology, our ability to access capital, the use of certain hazardous materials, the availability and sources of raw materials, our manufacturing capabilities, currency fluctuations, the value of our intangible assets, negative operating cash flow, legal proceedings, uncertainties related to the regulatory process, increased data security costs, costs related to environmental safety regulations, competing drugs, as well as from current and future competitors, developing products for the indications we are targeting, market acceptance of our product candidates by patients, healthcare professionals, availability of third-party reimbursement, general changes in economic conditions and other risks related to our industry. More detailed assessment of the risks that could cause actual events or results to materially differ from our current expectations can be found in the AIF (as defined below) under the heading “Risks and Uncertainties Related to Prometic’s Business” filed with the Canadian securities authorities (on Sedar at www.sedar.com) and under the heading “Risk Factors” in this prospectus.

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Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Therefore, there can be no assurance that forward-looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in forward-looking statements. Accordingly, you should not place undue reliance on forward-looking statements.

As a result, we cannot guarantee that any forward-looking statement will materialize. We do not assume any obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason, unless required by applicable securities laws and regulations.

MARKET AND INDUSTRY DATA

This prospectus incorporates by reference documents that contain market data, scientific data, industry data and forecasts. This information is based on our management’s estimates or expectations. In arriving to their estimates or expectations, our management relies on third-party market and industry data and forecasts, industry publications and other publicly available information. While these third-party sources are believed to be reliable, we have not independently verified the information that they contain.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents of the Corporation filed with securities commissions or similar regulatory authorities in Canada are incorporated by reference into this prospectus:

(a)	the annual information form dated March 23, 2017 (the “AIF”) for the year ended December 31, 2016;

(b)

the audited consolidated financial statements for the years ended December 31, 2016 and 2015, together with the notes thereto and the auditors’ report thereon dated March 23, 2017 (the “Annual Financial Statements”);

(c)	the management’s discussion and analysis for the quarter and the year ended December 31, 2016 (the “Annual MD&A”);

(d)	the unaudited condensed interim consolidated financial statements for the quarter and the nine months ended September 30, 2017, together with the notes thereto (the “Interim Financial Statements”);

(e)	the management’s discussion and analysis for the quarter and nine months ended September 30, 2017 (the “Interim MD&A”);

(f)	the management information circular dated March 23, 2017 for the annual and special meeting of shareholders held on May 10, 2017 (the “Management Information Circular”);

(g)	the material change report dated January 24, 2017 in connection with the European Commission having granted orphan drug designation to Prometic’s PBI-4050 drug for the treatment of Alström Syndrome;

(h)

the material change report dated March 31, 2017 in connection with the entering into of a binding agreement for a $25 million follow-on financing from Structured Alpha LP (“Structured Alpha”), a limited partnership of which Thomvest Asset Management Inc. is the sole general partner;

(i)	the material change report dated May 2, 2017 in connection with the closing of the $25 million follow-on financing from Structured Alpha;

(j)	the material change report dated May 16, 2017 in connection with the 2017 annual and special meeting of shareholders highlights;

(k)	the material change report dated June 20, 2017 in connection with the entering into of a $53 million bought deal offering to fund strategic growth initiatives;

(l)	the material change report dated July 7, 2017 in connection with, among others, the closing of our previously announced equity offering for aggregate gross proceeds of $61.7 million;

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(m)

the material change report dated August 16, 2017 in connection with the closing of a transaction for the creation of a joint venture and the entering into of a licensing agreement for PBI-4050, PBI-4547 and PBI-4425 in China between Prometic and Shenzhen Royal Asset Management;

(n)

the material change report dated August 31, 2017 in connection with Prometic receiving the Rare Pediatric Disease Designation from U.S. FDA for its plasminogen for the treatment of hypoplasminogenemia;

(o)

the material change report dated September 29, 2017 in connection with Prometic receiving FDA clearance of its IND to initiate pivotal PBI-4050 phase 2/3 trial in patients with idiopathic pulmonary fibrosis (“IPF”);

(p)

the material change report dated October 18, 2017 in connection with the FDA acceptance of Prometic’s biologics license application for Ryplazim™ plasminogen for the treatment of plasminogen congenital deficiency;

(q)

the material change report dated October 26, 2017 in connection with Prometic receiving priority review status from Health Canada for Ryplazim™ plasminogen for the treatment of plasminogen congenital deficiency;

(r)

the material change report dated November 1, 2017 (the “SALP MCR”) in connection with Prometic entering into a binding letter of intent to secure a USD$80 million (CAD$100 million) line of credit from Structured Alpha (the “SALP Line of Credit”);

(s)	the material change report dated November 8, 2017 in connection with Prometic receiving fast track designation for its compound PBI-4050, in development for the treatment of IPF;

(t)

the material change report dated November 8, 2017 in connection with Prometic receiving clearance from the Swedish Medical Products Agency to initiate a phase 2 clinical trial of plasminogen for the treatment of diabetic foot ulcer;

(u)

the material change report dated November 10, 2017 in connection with Prometic receiving clearance from the Swedish Medical Products Agency to initiate a phase 2 clinical trial of plasminogen for the treatment of chronic tympanic membrane perforation;

(v)

the material change report dated December 19, 2017 in connection with Prometic’s PBI-4050 receiving promising innovative medicine (PIM) designation from the United Kingdom (“UK”) MHRA for the treatment of IPF;

(w)	the material change report dated December 20, 2017 in connection with Prometic’s Ryplazim™ plasminogen granted orphan drug designation for the treatment of IPF;

(x)

the material change report dated February 22, 2018 in connection with the FDA having granted orphan drug designation to Prometic’s Inter-Alpha-Inhibitor-Proteins for the treatment of necrotizing enterocolitis; and

(y)

the material change report dated March 12, 2018 in connection with the FDA having granted a rare pediatric disease designation to Prometic’s Inter-Alpha-Inhibitor-Proteins for the treatment of necrotizing enterocolitis.

Any document of the type referred to in the preceding paragraph (excluding confidential material change reports) filed by the Corporation with a securities commission or similar regulatory authority in Canada after the date of this prospectus and before the expiry of this prospectus, or the completion of the issuance of Securities under this prospectus, are deemed to be incorporated by reference into this prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference is deemed to be modified or superseded, for purposes of this prospectus, to the extent its content is modified or superseded by a statement contained in this prospectus or in any other subsequently filed document that is also incorporated by reference in this prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information contained in the document that it modifies or supersedes. The making of a modifying or superseding statement is not an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not, except as so modified or superseded, constitute a part of this prospectus.

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A prospectus supplement containing the specific terms of any offering of Securities, except in cases where an exemption from such delivery requirement has been obtained, will be delivered to purchasers of those Securities together with this prospectus and will be deemed to be incorporated by reference in this prospectus as of the date of the prospectus supplement solely for the purposes of the offering of Securities covered by that prospectus supplement, unless otherwise provided.

Upon filing a new annual information form and the related annual financial statements and management’s discussion and analysis with applicable securities regulatory authorities during the effective period of this prospectus, the previous annual information form, the previous annual financial statements and management’s discussion and analysis and all quarterly financial statements and the accompanying management’s discussion and analysis, supplemental information, material change reports and information circulars, filed before the commencement of the Corporation’s financial year in which the new annual information form is filed, will be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of Securities under this prospectus. Upon interim consolidated financial statements and the accompanying management’s discussion and analysis being filed by the Corporation with the applicable securities regulatory authorities during the effective period of this prospectus, all interim consolidated financial statements and the accompanying management’s discussion and analysis filed before the new interim consolidated financial statements will be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of Securities under this prospectus.

Any “template version” of any other “marketing materials” (as those terms are defined in National Instrument 44-101-Short Form Prospectus Distributions (“NI 44-101”) filed with the securities commission or similar authority in each of the provinces of Canada in connection with the distribution of Securities after the date of the filing of the applicable prospectus supplement(s) pertaining to the distribution of Securities and before the termination of the distribution is deemed to be incorporated by reference into the applicable prospectus supplement(s).

Information has been incorporated by reference in this prospectus from documents filed with securities regulatory authorities in Canada and also available electronically at www.sedar.com.

SUMMARY DESCRIPTION OF THE BUSINESS

Prometic is a biopharmaceutical corporation with two drug discovery platforms primarily focusing on unmet medical needs. The first platform, the small molecule therapeutics platform, stems from the discovery of two receptors which we believe are at the core of how the body heals: namely, promoting tissue regeneration and scar resolution as opposed to fibrosis. One of the lead drug candidates emerging from this platform, PBI-4050, is entering pivotal phase 3 clinical trials for the treatment of Idiopathic Pulmonary Fibrosis (IPF). The second drug discovery and development platform, the plasma-derived therapeutics platform, leverages Prometic’s experience in bioseparation technologies used to isolate and purify biopharmaceuticals from human plasma. The Corporation’s primary goal with respect to this second platform is to address unmet medical needs with therapeutic proteins not currently commercially available, such as Ryplazim™ plasminogen. We are also leveraging this platform’s higher recovery yield potential to advance established plasma-derived therapeutics such as Intravenous Immunoglobulin (IVIG). Furthermore, the Corporation is continuing to secure its plasma supply and collection activities for its plasma processing needs. The Corporation also provides access to its proprietary bioseparation technologies to enable pharmaceutical companies in their production of non-competing biopharmaceuticals. Recognized as a bioseparations expert, the Corporation derives revenue from this activity through sales of affinity chromatography media which contributes to offset the costs of its own R&D investments.

We are headquartered in Laval, Quebec (Canada) and have R&D facilities in Canada, the UK and the United States (“USA”), manufacturing facilities in Canada and the Isle of Man and corporate and business development activities in Canada, the USA, Europe and Asia.

Our operations are divided into three distinct business operating segments: the small molecule therapeutics segment (the “Small Molecules Therapeutics Segment”), the plasma-derived therapeutics segment (the “Plasma-derived Therapeutics Segment”) and the bioseparations segment (the “Bioseparation Technologies Segment”).

Small Molecules Therapeutics Segment

The Small Molecule Therapeutics Segment is comprised of different operating subsidiaries. The principal subsidiaries are:

•	Prometic Biosciences Inc., based in Laval, Quebec, Canada; and

•	Prometic Pharma SMT Limited, based in Cambridge, UK.

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The Small Molecule Therapeutics Segment is a small-molecule drug development business, with a pipeline of product candidates leveraging the discovery of two receptors involved in the regulation of the healing process. Following an injury, the body has the ability to heal and regenerate damaged tissues. If an injury is overwhelming or chronic in nature, the tissue regeneration process will be taken over by the fibrotic process or fibrosis. Fibrosis is characterized by the excessive accumulation of extracellular matrix (ECM) in damaged or inflamed tissues, and is the common pathological outcome of many inflammatory and metabolic diseases. Numerous clinical conditions can lead to organ fibrosis and functional failure; in many disorders, acute or persistent inflammation is crucial to trigger the fibrotic response. The production of various profibrotic cytokines and growth factors by innate inflammatory cells results in the recruitment and activation of ECM producing myofibroblasts. There is currently a great need for therapies that could effectively target pathophysiological pathways involved in fibrosis. Notable examples of medical conditions where fibrosis is at the core of organs losing functionality include: IPF, Chronic Kidney Disease (CKD) and Alström Syndrome (AS).

Prometic has observed that the “up-regulation” of receptor GPR40 concomitant to the “down-regulation” of receptor GPR 84 promotes the normal healing process as opposed to promoting the fibrotic process. Prometic’s drug candidates are agonists (“stimulate”) of GPR40 and antagonists (“inhibit”) of GPR84. The activity of drug candidates such as PBI-4050 has been observed in over 30 different preclinical models performed by the Corporation and by other universities or institutions in collaboration with the Corporation, such as Vanderbilt University, University of Ottawa, Université de Montréal, McMaster University and the Montreal Heart Institute. PBI-4050 was also successfully completed in three separate phase 2 clinical trials supporting the translation of such results in the biologic activity in humans and helping pave the way for the initiation of pivotal phase 3 clinical trials for IPF in the USA. While the Small Molecule Therapeutics Segment has several promising drug candidates, management has focused its efforts on its anti-fibrotic lead drug candidate PBI-4050. With observed signs of clinical efficacy and a favorable tolerability profile in hundreds of human subjects, Prometic is bringing follow-on analogues of PBI-4050 to the clinical programs. PBI-4547 and PBI-4425 are amongst such drug candidates earmarked by Prometic to commence phase 1 clinical programs in 2018. PBI-4050 has been granted Orphan Drug Designation by the FDA and the EMA for the treatment of Alström Syndrome and IPF. PBI-4050 has also been granted the PIM (Promising Innovative Medicine) designation by the MHRA for the treatment of IPF.

The business model for this segment is for Prometic to develop promising drug candidates and pursue commercialization activities for rare or orphan indications such as IPF or Alström Syndrome for the North American markets. The Corporation plans to enter into partnerships for other larger medical indications and/or geographical regions requiring a much more strategic and substantial local commercial reach.

Plasma-derived Therapeutics Segment

The Plasma-derived Therapeutics Segment is comprised of different operating subsidiaries. The principal subsidiaries are:

•	Prometic Bioproduction Inc., based in Laval, Quebec, Canada;

•	Prometic Biotherapeutics Inc., based in Rockville, Maryland, USA;

•	Prometic Biotherapeutics Ltd., based Cambridge, UK;

•	NantPro BioSciences LLC, based in Delaware, USA; and

•	Prometic Plasma Resources Inc., based in Winnipeg, Manitoba, Canada.

The Plasma-derived Therapeutics Segment includes our plasma-derived therapeutics platform, which enables the development of our pipeline of biopharmaceutical candidates. This is achieved by leveraging our proprietary affinity technology, which enables a highly-efficient extraction and purification process of therapeutic proteins from human plasma. The Corporation’s primary focus is to develop plasma-derived therapeutics targeting unmet medical conditions and rare diseases in both established and emerging markets.

Ryplazim™ plasminogen is the first biopharmaceutical expected to be launched commercially pending the review and approval of the BLA (Biologic License Application) submitted to the FDA for the treatment of congenital plasminogen deficiency. In a phase 3 clinical trial for Ryplazim™ plasminogen for the treatment of congenital plasminogen deficiency, Prometic observed rapid resolution of lesions, with 100% of the patients in the clinical trial experiencing a positive clinical response. Ryplazim™ plasminogen for the treatment of hypoplasminogenemia has been granted rare pediatric designation by the FDA which may make it eligible to receive a Priority Review Voucher (PRV) upon regulatory approval by the FDA.

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Ryplazim™ plasminogen for the treatment of hypoplasminogenemia has also been granted Fast Track status by the FDA and has been granted Orphan Drug designation by both the FDA and EMA.

The Corporation is initiating a series of additional clinical programs to demonstrate the plasminogen’s potential efficacy to address unmet medical needs and fatalities associated with “acquired plasminogen deficiencies”. Such acquired plasminogen deficiencies occur in some medical conditions such as Acute Respiratory Distress Syndrome (ARDS) or in diabetic patients with uncontrolled and elevated blood glucose. ARDS affects 190,000 Americans every year with a 30%-40% mortality rate, and it is documented in literature that one of the complications in these patients is the accumulation of fibrin / fibrous material in the lungs. Preclinical models have demonstrated that treatment with plasminogen helps overcome the accumulation of fibrin. The Corporation plans to initiate clinical programs in North America for the potential use of Ryplazim™ plasminogen for the treatment of acute exacerbations in patients with ARDS or IPF. Ryplazim™ plasminogen was granted Orphan Drug and Fast Track Designations by the FDA for the treatment of IPF.

The Corporation is initiating clinical trials to evaluate the plasminogen sub-cutaneous administration near topical wounds to determine its safety and ability to facilitate the complete healing of otherwise hard-to-treat wounds. Wounds are known to be difficult to heal in certain diabetic patients, and elevated blood sugar level has been shown to greatly reduce the activity of plasminogen. Clinical trials in patients with Diabetic Foot Ulcers (DFU) and in patients with Tympanic Membrane Perforations (TMP) are initiating in Sweden.

In anticipation of the commercial launch of Ryplazim™ plasminogen in the USA and Canada, the Corporation has started to buildout its commercial foot print with the hiring of seasoned medical science liaisons (MSLs) and a salesforce. In addition to providing a full “concierge” service for congenital plasminogen deficient patients requiring lifetime home infusion of Ryplazim™ plasminogen, if and when granted marketing approval, the Corporation will also focus on sales to tier-1 hospitals across the USA and Canada. This represents an estimated 120 hospitals with over 500 beds, Intensive Care Units and Trauma Care Units which deal with the vast majority of severely compromised patients with congenital plasminogen deficiency. These hospitals are also the predominant treatment centers for patients suffering from acute exacerbations of ARDS and IPF, indications where the Corporation plans to run clinical trials of Ryplazim™ plasminogen in such patients.

IVIG is the second biopharmaceutical arising from the plasma-derived therapeutics platform that is expected to be launched commercially, if approved. The ongoing non-inferiority phase 3 clinical trial for IVIG in adults is expected to be completed in the first half of 2018 followed by the pediatric cohort completion in Q1 2019. If the results are favorable, the Corporation plans to file a New Drug Submission (NDS) with Health Canada and a BLA with the FDA. Once approved for sale, Prometic’s production of IVIG will be paired with the production of plasminogen, thus contributing to a higher revenue per liter of plasma processed.

Prometic’s Laval, Quebec plant is our plasma processing facility where we transfer the purification methods developed at our Rockville, Maryland laboratories to a commercial-scale production facility and manufacture plasma-derived therapeutics to be used in our current plasma derived products’ clinical trials and for commercial sales, if approved. The Laval facility also serves as a blueprint for the plasma manufacturing operations at our partner’s Emergent BioSolutions (“Emergent”) facility in Winnipeg, Canada and for potential future plants, as well as a technological showroom and training center.

With Ryplazim™ plasminogen and IVIG already scheduled for production at our Laval facility and at the Emergent plasma purification plant in Winnipeg, and with several other plasma derived therapeutics earmarked for further development, we are building a significant plasma-derived therapeutics product pipeline. The Corporation is also pursuing its activities to secure normal source plasma and expand on its plasma collection capabilities in Canada and in the USA, including the collection of specialty plasma for hyperimmnune products to leverage its IVIG purification process and clinical / regulatory know-how.

Bioseparation Technologies Segment

The Bioseparation Technologies Segment is comprised of different operating subsidiaries. The principal subsidiaries are:

•	Prometic Bioseparations Ltd. (“PBL”), based in the Isle of Man and Cambridge, UK; and

•	Prometic Manufacturing Inc. (“PMI”), based in Joliette, Quebec, Canada.

The Corporation’s bioseparation technologies and products enable the targeted capture of proteins directly from biological source materials to provide a highly efficient and cost-effective manufacturing processed for biopharmaceutical products.

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Our proprietary purification adsorbents and manufacturing processes for biological products are used by more than 30 companies in the pharmaceutical, biotechnology and medical industries, where our clients employ this technology to purify proteins, remove impurities and pathogens, reduce manufacturing costs, and increase the yield of therapeutic products.

PBL develops and manufactures Prometic’s core bioseparations technologies and products. Its proprietary affinity adsorbents and Mimetic Ligand™ purification platform are used by numerous pharmaceutical and medical companies worldwide. As a result, manufacturing clients using Prometic’s bioseparation technologies and products can benefit from reductions in their cost of goods and increases in product quality and safety. PBL’s technologies and products has also been incorporated into various medical device products which specifically capture and remove target molecules from biological fluids. PBL is in the final stages of expanding its manufacturing capacity for chromatography absorbents in order to have the capability to produce approximately 30,000 liters of product per annum to pharmaceutical standards.

PMI manufactures the agarose beads (Purabead®) that serve as a platform and base matrix for many of PBL’s bioseparation products.

For more information on the Corporation and its activities, we refer you to the AIF.

DESCRIPTION OF COMMON SHARES

We are authorized to issue an unlimited number of Common Shares. As of March 13, 2018, 712,329,990 Common Shares were issued and outstanding. The following description of Common Shares is a summary of certain of their material attributes and characteristics.

Holders of Common Shares are entitled to one vote per share at all meetings of the shareholders, and are entitled to receive dividends, as may be declared from time to time by our board of directors. In the event of the voluntary (or involuntary) liquidation, dissolution, winding-up or other distribution of the assets of the Corporation, holders of Common Shares are entitled to receive the remaining property of the Corporation, subject to the preference rights of the holders of preferred shares, if any.

DESCRIPTION OF PREFERRED SHARES

We are authorized to issue an unlimited number of preferred shares issuable in series. As of the date of this prospectus, no preferred shares were issued and outstanding. Each series of Preferred Shares, if any, will consist of such number of shares as determined by the directors, which may also fix the designation, rights, restrictions, conditions and limitations to be attached to the Preferred Shares of each series.

Holders of Preferred Shares, if any, do not have any voting rights for the election of directors or for any other purpose, nor are they entitled to attend meetings of the shareholders, except as to any amendment to the rights, privileges, restrictions and conditions attached to the Preferred Shares, which amendment must be approved by at least 2/3 of the votes cast at a meeting of the holders of Preferred Shares called for that purpose.

Holders of Preferred Shares are entitled to dividends, and have preference over the other classes of shares (including Common Shares) with respect to payment of dividends.

In the event of liquidation, dissolution or winding up of the Corporation or other distribution of the assets of the Corporation, holders of Preferred Shares are entitled to receive in preference to the holders of any other classes of shares: (i) an amount equal to the amount paid up on the Preferred Shares, together with, in the case of cumulative dividends, all unpaid cumulative dividends and, in the case of non-cumulative dividends, all declared and unpaid non-cumulative dividends, and (ii) if the liquidation, dissolution, winding-up or distribution is voluntary, an additional amount equal to the premium, if any, that would have been payable on the redemption of the Preferred Shares.

The Preferred Shares are redeemable or may be purchased for cancellation by the Corporation at such times and at such prices and upon such conditions as may be specified in the rights, privileges, restrictions and conditions attached to the relevant series.

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DESCRIPTION OF WARRANTS

The Corporation may issue Warrants, separately or together, with Common Shares, Preferred Shares, Subscription Receipts, Debt Securities or Units or any combination of such Securities, as the case may be. The Warrants will be issued under a separate Warrant agreement or indenture. A copy of the Warrant agreement or indenture relating to an offering of Warrants will be filed by the Corporation with securities regulatory authorities in Canada after it has been entered into by the Corporation. The following describes the general terms that will apply to Warrants that may be offered by the Corporation under this prospectus. The terms of Warrants offered under a prospectus supplement may differ from the terms described below, and may not be subject to or contain any of the terms described below.

The specific terms of the Warrants, and the extent to which the general terms of the Warrants described in this prospectus apply to those Warrants, will be set forth in the applicable prospectus supplement. This description will include, where applicable:

•	the number of Warrants offered;

•	the price or prices, if any, at which the Warrants will be issued;

•	the manner of determining the offering price(s) (if the offering is not a fixed price distribution);

•	the currency at which the Warrants will be offered and in which the exercise price under the Warrants may be payable;

•	the securities for which the Warrants are exercisable;

•	conditions to the exercise of Warrants into securities, and the consequences of such conditions not being satisfied;

•

the number of securities that may be issued upon the exercise of Warrants and the price per security or the aggregate principal amount, denominations and terms of the series of debt securities that may be issued upon exercise of Warrants, and the events or conditions under which the amount of securities may be subject to adjustment;

•	the date on which the right to exercise Warrants will commence and the date on which such right will expire;

•	the circumstances, if any, that will cause the Warrants to be deemed to be automatically exercised;

•	if applicable, the identity of the Warrant agent;

•	whether the Warrants will be listed on any securities exchange;

•	whether the Warrants will be issued with any other securities and, if so, the amount and terms of these securities;

•	any minimum or maximum subscription amount;

•

whether the Warrants are to be issued in registered form, “book-entry only” form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

•	any material risk factors relating to the Warrants and the securities to be issued upon exercise of the Warrants;

•	material Canadian federal income tax consequences of owning the Warrants and the securities to be issued upon exercise of the Warrants;

•	any other rights, privileges, restrictions and conditions attaching to the Warrants and the securities to be issued upon exercise of the Warrants; and

•	any other material terms or conditions of the Warrants and the securities to be issued upon exercise of the Warrants.

Before the exercise of Warrants, holders of Warrants will not have any of the rights of holders of the securities purchasable upon such exercise, including the right to receive payments of dividends or the right to vote underlying securities.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

The Corporation may issue Subscription Receipts, separately or together, with Common Shares, Preferred Shares, Warrants, Debt Securities or Units or any combination of such Securities, as the case may be. The Subscription Receipts will be issued under an agreement or indenture. A copy of the Subscription Receipts agreement or indenture relating to an offering of Subscription Receipts will be filed by the Corporation with securities regulatory authorities in Canada after it has been entered into by the Corporation. The following describes the general terms that will apply to Subscription Receipts that may be offered by the Corporation under this prospectus. The terms of Subscription Receipts offered under a prospectus supplement may differ from the terms described below, and may not be subject to or contain any of the terms described below.

The specific terms of the Subscription Receipts, and the extent to which the general terms of the Subscription Receipts described in this prospectus apply to those Subscription Receipts, will be set forth in the applicable prospectus supplement. This description will include, where applicable:

•	the number of Subscription Receipts offered;

•	the price or prices, if any, at which the Subscription Receipts will be issued;

•	the manner of determining the offering price(s) (if the offering is not a fixed price distribution);

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•	the currency at which the Subscription Receipts will be offered and whether the price is payable in installments;

•	the securities into which the Subscription Receipts may be exchanged;

•	conditions to the exchange of Subscription Receipts into securities and the consequences of such conditions not being satisfied;

•

the number of securities that may be issued upon the exchange of Subscription Receipts and the price per security or the aggregate principal amount, denominations and terms of the series of debt securities that may be issued upon exchange of the Subscription Receipts, and the events or conditions under which the amount of securities may be subject to adjustment;

•	the dates or periods during which the Subscription Receipts may be exchanged;

•	the circumstances, if any, that will cause the Subscription Receipts to be deemed to be automatically exchanged;

•	provisions applicable to any escrow of the gross or net proceeds from the sale of the Subscription Receipts plus any interest or income earned thereon, and for the release of proceeds from escrow;

•	if applicable, the identity of the Subscription Receipt agent;

•	whether the Subscription Receipts will be listed on any securities exchange;

•	whether the Subscription Receipts will be issued with any other securities and, if so, the amount and terms of these securities;

•	any minimum or maximum subscription amount;

•

whether the Subscription Receipts are to be issued in registered form, “book-entry only” form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

•	any material risk factors relating to the Subscription Receipts and the securities to be issued upon exchange of the Subscription Receipts;

•	material Canadian federal income tax consequences of owning the Subscription Receipts and the securities to be issued upon exchange of the Subscription Receipts;

•	any other rights, privileges, restrictions and conditions attaching to the Subscription Receipts and the securities to be issued upon exchange of the Subscription Receipts; and

•	any other material terms or conditions of the Subscription Receipts and the securities to be issued upon exchange of the Subscription Receipts.

Before the exchange of Subscription Receipts, holders of Subscription Receipts will not have any of the rights of holders of the securities for which the Subscription Receipts may be exchanged, including the right to receive payments of dividends or the right to vote the underlying securities.

DESCRIPTION OF DEBT SECURITIES

The Corporation may issue Debt Securities, separately or together, with Common Shares, Preferred Shares, Warrants, Subscription Receipts or Units or any combination of such Securities, as the case may be. The Debt Securities will be issued under an indenture with a trustee to be named in a prospectus supplement. The following describes the general terms that will apply to Debt Securities that may be offered by the Corporation under this prospectus. The terms of Debt Securities offered under a prospectus supplement may differ from the terms described below, and may not be subject to or contain any of the terms described below.

The specific terms of the Debt Securities, and the extent to which the general terms of the Debt Securities described in this prospectus apply to those Debt Securities, will be set forth in the applicable prospectus supplement. This description will include, where applicable:

•	the designation, aggregate principal amount and authorized denominations of the Debt Securities;

•	the manner of determining the offering price(s) (if the offering is not a fixed price distribution);

•	the currency or currency units for which the Debt Securities may be purchased and the currency or currency unit in which the principal and any interest is payable;

•	the percentage of the principal amount at which the Debt Securities will be issued;

•	the date or dates on which the Debt Securities will mature;

•	any mandatory or optional redemption provisions applicable to the Debt Securities;

•	any sinking fund or analogous redemption provisions applicable to the Debt Securities;

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•	the rate or rates per year at which the Debt Securities will bear interest (if any), or the method of determination of such rates (if any);

•	the dates on which any interest will be payable and the record dates for such payments;

•	the form of consideration for payment of any interest and/or principal payments (whether by cash, Common Shares or other securities, or a combination thereof);

•	the trustee under the indenture pursuant to which the Debt Securities are to be issued;

•	the designation and terms of the Debt Securities that will be offered, if any, and the number of Debt Securities that will be offered;

•	any redemption term or terms under which the Debt Securities may be defeased;

•	any exchange or conversion terms;

•	any provisions relating to any security provided for the Debt Securities;

•	event of default provisions contained in the indenture under which the Debt Securities are to be issued;

•	whether the Debt Securities will be senior or subordinated to other liabilities of the Corporation;

•	if applicable, the identity of the Debt Security agent;

•	whether the Debt Securities will be listed on any securities exchange;

•	whether the Debt Securities will be issued with any other securities and, if so, the amount and terms of these securities;

•	any minimum or maximum subscription amount;

•

whether the Debt Securities are to be issued in registered form, “book-entry only” form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

•	any material risk factors relating to the Debt Securities;

•	material Canadian federal income tax consequences of owning the Debt Securities;

•	any other rights, privileges, restrictions and conditions attaching to the Debt Securities; and

•	any other material terms or conditions of the Debt Securities.

If the Corporation denominates the purchase price of the Debt Securities in a foreign currency or currencies or a foreign currency unit or units, or if the principal of and any premium and interest on Debt Securities is payable in a foreign currency or currencies or a foreign currency unit or units, the Corporation will provide investors with information on the restrictions, elections, general tax considerations, specific terms and other information with respect to that issue of Debt Securities and such foreign currency or currencies or foreign currency unit or units in the applicable prospectus supplement.

Each series of Debt Securities may be issued at various times with different maturity dates, may bear interest at different rates and may otherwise vary.

If Debt Securities are convertible into other securities, before such conversion the holders of such Debt Securities will not have any of the rights of holders of the securities into which the Debt Securities are convertible, including the right to receive payments of dividends or the right to vote the underlying securities.

DESCRIPTION OF UNITS

The Corporation may issue Units, separately or together, with Common Shares, Preferred Shares, Warrants, Subscription Receipts, or Debt Securities or any combination of such Securities, as the case may be. Each Unit will be issued so that the holder of the Unit is also the holder of each Security comprising the Unit. Accordingly, the holder of a Unit will have the rights and obligations of a holder of each Security. The following describes the general terms that will apply to Units that may be offered by the Corporation under this prospectus. The terms of Units offered under a prospectus supplement may differ from the terms described below, and may not be subject to or contain any of the terms described below.

The specific terms of the Units, and the extent to which the general terms of the Units described in this prospectus apply to those Units, will be set forth in the applicable prospectus supplement. This description will include, where applicable:

•	the number of Units offered;

•	the price or prices, if any, at which the Units will be issued;

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•	the manner of determining the offering price(s) (if the offering is not a fixed price distribution);

•	the currency at which the Units will be offered;

•	the securities comprising the Units;

•	whether the Units will be issued with any other securities and, if so, the amount and terms of these securities;

•	any minimum or maximum subscription amount;

•

whether the Units and the Securities comprising the Units are to be issued in registered form, “book-entry only” form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

•	any material risk factors relating to the Units or the Securities comprising the Units;

•	material Canadian federal income tax consequences of owning the Securities comprising the Units;

•	any other rights, privileges, restrictions and conditions attaching to the Units or the Securities comprising the Units; and

•

any other material terms or conditions of the Units or the Securities comprising the Units, including whether and under what circumstances the Securities comprising the Units may be held or transferred separately.

PLAN OF DISTRIBUTION

We may issue Securities offered by this prospectus in each of the provinces of Canada and elsewhere where permitted by law for cash or other consideration:

•	to or through underwriters, dealers, placement agents or other intermediaries;

•	directly to one or more purchasers, or

•	in connection with acquisitions.

The prospectus supplement will set forth the terms of the offering of Securities, including:

•	the name or names of any underwriters, dealers or other placement agents, if any;

•	the purchase price of, and form of consideration for, Securities and our proceeds;

•	any delayed delivery arrangements;

•	any underwriting commissions, fees, discounts and other items constituting underwriters’ compensation;

•	the offering price;

•	any discounts or concessions allowed or re-allowed or paid to dealers; and

•	any other securities exchanges on which Securities may be listed.

Only the underwriters named in a prospectus supplement are deemed to be underwriters in connection with Securities offered by that prospectus supplement.

Securities may be sold, from time to time in one or more transactions at a fixed price or prices that may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market price or at negotiated prices, including sales in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions, including sales made directly on the TSX or other existing trading markets for Securities, and as set forth in an accompanying prospectus supplement.

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Under agreements that may be entered into by us, underwriters, dealers and agents who participate in the distribution of securities may be entitled to indemnification by us against certain liabilities, including liabilities under any applicable Canadian provincial securities legislation, or to contribution with respect to payments that such underwriters, dealers or agents may be required to make in that respect. The underwriters, dealers and agents with whom we enter into agreements may be our customers, engage in transactions with us or perform services for us in the ordinary course of business.

If underwriters purchase Securities as principal, Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, as described in the applicable prospectus supplement. The obligations of the underwriters to purchase those Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the Securities offered by the prospectus supplement if any of such Securities are purchased. Any public offering price and any discounts or concessions allowed or re-allowed or paid may be changed from time to time.

Subject to applicable laws, and other than in relation to an “at-the-market distribution” in connection with an offering of Securities, the underwriters, if any, may over-allot or effect transactions that stabilize or maintain the market price of Securities at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time and would be subject to applicable law. A purchaser that acquires Securities forming part of the underwriters’ over-allocation position acquires those Securities under this prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the over-allotment option or secondary market purchases. No underwriter or dealer involved in the distribution, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer will over-allot Securities or effect any other transactions that are intended to stabilize or maintain the market price of Securities in connection with any distribution of Securities that is an “at-the-market distribution.”

USE OF PROCEEDS

We currently intend to use the net proceeds to fund our: (i) research and development activities (alone or through strategic collaborations) including clinical development (including clinical trials and the clinical development of our product candidates), non-clinical development, research, discovery, chemistry and regulatory costs; (ii) repayment of outstanding indebtedness and/or payment of interest; and (iii) general and administrative expenses, capital expenditures, working capital needs and other general corporate purposes. We may also use a portion of the proceeds for the potential acquisition of, or investment in, technologies, products or companies that complement our business, although we have no current understandings, commitments or agreements to do so.

The specific principal purposes for which the net proceeds will be used and the amount of net proceeds to be used for any such purpose will be provided in a prospectus supplement relating to a specific offering of Securities. There may be circumstances where for other sound business reasons, a re-allocation of funds may be necessary or prudent. Accordingly, our management will have broad discretion in the application of the proceeds of an offering of Securities. Our ultimate use might vary substantially from what is stated in this prospectus or a prospectus supplement and the actual amount that we spend in connection with each intended use of proceeds may vary significantly from the amounts specified in the applicable prospectus supplement and will depend on a number of factors, including those referred to under “Risk Factors” and any other factors set forth in the applicable prospectus supplement. The use of proceeds allocated to working capital will be used to fund corporate, administration and business development activities in support of our research and development activities, and may vary materially from that set forth above.

We are currently incurring expenditures related to our operating activities that have generated negative operating cash flows. For the year ended December 31, 2016, our cash flows used in operating activities was approximately $97.7 million (or an average of $24.4 million per quarter). See the Annual Financial Statements and the Annual MD&A for further information. For the nine-month period ended September 30, 2017, our cash flows used in operating activities were approximately $95 million. See the Interim Financial Statements and the Interim MD&A for further information. Operating cash flows may decline in certain circumstances, many of which are beyond our control. There is no assurance that sufficient revenues will be generated in the near future, and we may continue to incur negative operating cash flows. We may need to deploy a portion of our working capital to fund negative operating cash flows or seek additional sources of funding. Accordingly, a portion of the net proceeds from an offering of Securities under this prospectus allocated to our general working capital may will be used to fund such negative cash flows.

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More detailed information regarding the use of proceeds from the sale of Securities will be described in any applicable prospectus supplement. We may, from time to time, issue Securities other than under to this prospectus.

CONSOLIDATED CAPITALIZATION

There have been no material changes in the share and loan capital of the Corporation, on a consolidated basis, since the date of the Interim Financial Statements, except the SALP Line of Credit, as described in the SALP MCR, from which we have drawn down US$40,000,000 as of the date of this prospectus.

MARKET FOR SECURITIES

The outstanding Common Shares are traded on the TSX under the trading symbol “PLI” and are also listed on the OTCQX under the symbol “PFSCF”. On March 13, 2018, the last trading day before the date of this prospectus, the closing price of Common Shares on the TSX was $1.50 per Common Share. On March 13, 2018 the last quoted price of Common Shares on the OTCQX was US$1.17 per Common Share.

The following table sets forth the price range and total monthly trading volumes of the Common Shares as reported by the TSX for the periods indicated.

Month	High	Low	Trading Volume
March 2018 (1 to 13)	$1.52	$1.31	7,150,027
February 2018	$1.80	$1.39	17,824,813
January 2018	$1.80	$1.29	25,813,278
December 2017	$1.40	$1.22	16,178,678
November 2017	$1.48	$1.30	14,457,882
October 2017	$1.72	$1.35	15,034,203
September 2017	$1.67	$1.33	16,018,022
August 2017	$1.74	$1.12	36,760,592
July 2017	$1.70	$1.45	10,794,403
June 2017	$2.06	$1.63	17,500,617
May 2017	$2.18	$1.99	12,638,619
April 2017	$2.34	$1.98	16,027,856
March 2017	$2.50	$2.13	23,927,462
February 2017	$2.64	$2.02	32,763,040

EARNINGS COVERAGE RATIOS

The applicable prospectus supplement will describe our earnings coverage ratios as required in a prospectus supplement with respect to the issuance of Securities under such prospectus supplement.

PRIOR SALES

The applicable prospectus supplement will describe our prior sales as required in a prospectus supplement with respect to the issuance of Securities under such prospectus supplement.

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RISK FACTORS

An investment in Securities is subject to a number of risks that should be carefully considered by a prospective purchaser. Before deciding whether to invest in Securities, prospective investors should carefully consider, in light of their own financial circumstances, the risks described below and in any prospectus supplement and those incorporated by reference into this prospectus and any prospectus supplement, including in the AIF under “Risks and Uncertainties related to Prometic’s Business” and those described under the “Financial Instruments” section of the Annual MD&A. See “Documents Incorporated by Reference”.

Securities are Subject to Market Price Volatility

The market price of Securities may be adversely affected by a variety of factors relating to the Corporation’s business, including fluctuations in our operating and financial results, the results of any public announcements made by us and our failure to meet analysts’ expectations. In addition, from time to time, the stock market experiences significant price and volume volatility that may affect the market price of Securities for reasons unrelated to our performance. Additionally, the value of Securities is subject to market value fluctuations based upon factors that influence our operations, such as legislative or regulatory developments, competition, technological change, global capital market activity and changes in interest and currency rates. There can be no assurance that the market price of Securities will not experience significant fluctuations in the future, including fluctuations that are unrelated to our performance.

The value of Securities will be affected by the general creditworthiness of the Corporation. The AIF, the Annual MD&A and the Interim MD&A are incorporated by reference in this prospectus and discuss, among other things, known material trends and events and risks or uncertainties that are reasonably expected to have a material effect on our business, financial condition or results of operations.

The market value of Securities may also be affected by our financial results and political, economic, financial and other factors that can affect the capital markets generally, the stock exchanges on which Securities are traded and the market segment of which we are a part.

Potential Dilution

Our articles of incorporation and by-laws allow us to issue an unlimited number of Common Shares for such consideration and on such terms and conditions as established by our board of directors, in many cases, without the approval of our shareholders. We may issue additional Securities in subsequent offerings and on the exercise of stock options or other securities exercisable for Common Shares. We cannot predict the size of future issuances of Securities or the effect that future issuances and sales of Securities will have on the market price of Securities. Issuances of a substantial number of additional Securities, or the perception that such issuances could occur, may adversely affect prevailing market prices for Securities. With any additional issuance of Common Shares (and any conversion or exchange of any convertible or exchangeable Security), investors will suffer dilution to their voting power and we may experience dilution in earnings per share.

Forward-Looking Statements May Prove to be Inaccurate

Investors should not place undue reliance on forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, of both general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking statements or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate. Additional information on the risks, assumptions and uncertainties can be found in this prospectus under the heading “Forward-Looking Statements”.

We May Use the Proceeds of an Offering for Purposes Other Than Those Set Out in this Prospectus

We currently intend to allocate the net proceeds received from an offering of Securities under this prospectus as described under the heading “Use of Proceeds” in this prospectus. However, our management will have discretion in the actual application of the proceeds, and may elect to allocate proceeds differently from that described under the heading “Use of Proceeds” if it believes that it would be in the best interests of Prometic to do so if circumstances change. The failure by management to apply these funds effectively could have a material adverse effect on our business.

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Negative Operating Cash Flow

We are currently incurring expenditures related to our operating activities that have generated negative operating cash flows. Operating cash flows may decline in certain circumstances, many of which are beyond our control. There is no assurance that sufficient revenues will be generated in the near future and we may continue to incur negative operating cash flows.

There is currently no market through which the Securities, other than the Common Shares, may be sold

Unless otherwise specified in an applicable prospectus supplement, Warrants, Subscription Receipts, Debt Securities and Units (other than Common Shares comprising Units) will not be listed on any securities or stock exchanges or on any automated dealer quotation system. There is currently no market through which such Securities may be sold and purchasers may not be able to resell such Securities purchased under this prospectus. This may affect the pricing of such Securities, in the secondary market, the transparency and availability of trading prices, and the liquidity of such Securities.

INCOME TAX CONSIDERATIONS

The applicable prospectus supplement may describe the principal Canadian federal income tax considerations generally applicable to investors purchasing, holding and disposing of Securities.

AGENT FOR SERVICE OF PROCESS

Each of Prof. Simon Geoffrey Best, Mr. David John Jeans, Mr. Charles Kenworthy, Dr. John Moran and Mr. Bruce Wendel, directors of Prometic, as well as Mr. Bruce Pritchard, executive officer of the Corporation, reside outside of Canada. They have appointed the following agent for service of process:

Name of Person	Name and Address of Agent
Prof. Simon Geoffrey Best	Prometic Life Sciences Inc. 440 Armand-Frappier Blvd., Suite 300 Laval, Quebec H7V 4B4

David John Jeans	Prometic Life Sciences Inc. 440 Armand-Frappier Blvd., Suite 300 Laval, Quebec H7V 4B4

Charles Kenworthy	Prometic Life Sciences Inc. 440 Armand-Frappier Blvd., Suite 300 Laval, Quebec H7V 4B4

Dr. John Moran	Prometic Life Sciences Inc. 440 Armand-Frappier Blvd., Suite 300 Laval, Quebec H7V 4B4

Bruce Wendel	Prometic Life Sciences Inc. 440 Armand-Frappier Blvd., Suite 300 Laval, Quebec H7V 4B4

Bruce Pritchard	Prometic Life Sciences Inc. 440 Armand-Frappier Blvd., Suite 300 Laval, Quebec H7V 4B4

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Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.

INTERESTS OF EXPERTS

Certain legal matters relating to the Securities offered under this prospectus will be passed upon on behalf of the Corporation by Borden Ladner Gervais LLP. As at the date of this prospectus, the partners and associates of Borden Ladner Gervais LLP beneficially owned, directly or indirectly, less than 1% of outstanding Common Shares.

Our auditors are Ernst & Young LLP, Montreal, Quebec. Ernst & Young LLP has confirmed they are independent within the meaning of the Code of Ethics of the Ordre des Comptables Professionnels Agréés du Québec.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for Common Shares is Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, North Tower, Toronto, Ontario M5J 2Y1.

EXEMPTIONS

If we conduct “at-the-market” distributions under this prospectus, we will submit an application for exemptive relief to the Autorité des marchés financiers (as principal regulator) and the Ontario Securities Commission pursuant to National Policy 11-203 – Process for Exemptive Relief Applications in Multiple Jurisdictions (the “Application”) for a decision providing for the required exemptions. The Application and the exemptive relief will be described in the supplement that qualifies “at-the-market” distributions.

PURCHASER’S STATUTORY RIGHTS

Unless provided otherwise in a prospectus supplement, the following is a description of a purchaser’s statutory rights. Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus, the accompanying prospectus supplement and any amendment. However, purchasers of Securities under an at-the-market distribution by the Corporation will not have the right to withdraw from an agreement to purchase Securities and will not have remedies of rescission or, in some jurisdictions, revisions of the price, or damages for non-delivery of the prospectus, because the prospectus, prospectus supplements relating to Securities purchased by the purchaser and any amendment relating to Securities purchased by purchaser will not be delivered in cases where an exemption from such delivery requirement has been obtained.

In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus, the accompanying prospectus supplement and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. Any remedies under securities legislation that a purchaser of Securities under an at-the-market distribution by the Corporation may have against the Corporation or agents for rescission or, in some jurisdictions, revisions of the price, or damages if the prospectus, prospectus supplements relating to securities purchased by a purchaser and any amendment contain a misrepresentation will remain unaffected by the non-delivery in cases where an exemption from such delivery requirement has been obtained.

In addition, original purchasers of convertible or exchangeable Preferred Shares, Subscription Receipts, Warrants (unless the Warrants are reasonably regarded by the Corporation as incidental to the applicable offering as a whole) or convertible or exchangeable Debt Securities (or Units comprised partly of such Securities) will have a contractual right of rescission against the Corporation in respect of the conversion, exchange or exercise of the convertible or exchangeable Preferred Share, Subscription Receipt, Warrant or the convertible or exchangeable Debt Security. The contractual right of rescission will be further described in the applicable prospectus supplement, but will, in general, entitle such original purchasers to receive the amount paid for, including the amount paid, if any, upon conversion,

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exchange or exercise of, the applicable convertible, exchangeable or exercisable security upon surrender of the underlying securities, if this prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this prospectus; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this prospectus.

In an offering of convertible or exchangeable Preferred Shares, Subscription Receipts, Warrants or convertible or exchangeable Debt Securities (or Units comprised of any such Securities), investors are cautioned that the statutory right of action for damages for a misrepresentation contained in this prospectus is limited, in certain provincial securities legislation, to the price at which convertible or exchangeable Preferred Shares, Subscription Receipts, Warrants or convertible or exchangeable Debt Securities (or Units comprised of any such Securities) are offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces, if the purchaser pays additional amounts upon the conversion, exchange or exercise of the security, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces.

The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser.

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CERTIFICATE OF THE CORPORATION

Dated: March 14, 2018

This short form base shelf prospectus, together with the documents incorporated in this prospectus by reference, will, as of the date of the last supplement to this prospectus relating to the securities offered by this prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement(s) as required by the securities legislation of each of the provinces of Canada.

PROMETIC LIFE SCIENCES INC.

(signed) Pierre Laurin	(signed) Bruce Pritchard
President and Chief Executive Officer	Chief Operating Officer and Chief Financial Officer

On behalf of the Board of Directors:

(signed) Simon Best	(signed) Paul Mesburis
Director	Director

C-1